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EXHIBIT 99.3

MD&A

Management's Discussion and Analysis ("MD&A")

The following discussion and analysis of financial results is dated February 18, 2016 and is to be read in conjunction with the audited Consolidated Financial Statements (the "Financial Statements") of Enerplus Corporation ("Enerplus" or the "Company"), as at December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013.

The following MD&A contains forward-looking information and statements. We refer you to the end of the MD&A under "Forward-Looking Information and Statements" for further information. The following MD&A also contains financial measures that do not have a standardized meaning as prescribed by accounting principles generally accepted in the United States of America ("U.S. GAAP"). See "Non-GAAP Measures" below for further information.

BASIS OF PRESENTATION

The Financial Statements and notes have been prepared in accordance with U.S. GAAP including the prior period comparatives. All amounts are stated in Canadian dollars unless otherwise specified and all note references relate to the notes included with the Financial Statements.

Where applicable, natural gas has been converted to barrels of oil equivalent ("BOE") based on 6 Mcf:1 BOE and oil and natural gas liquids ("NGL") have been converted to thousand cubic feet of gas equivalent ("Mcfe") based on 0.167 bbl:1 Mcfe. The BOE and Mcfe rates are based on an energy equivalent conversion method primarily applicable at the burner tip and do not represent a value equivalent at the wellhead. Given that the value ratio based on the current price of natural gas as compared to crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. Use of BOE and Mcfe in isolation may be misleading. All production volumes are presented on a company interest basis, being the Company's working interest share before deduction of any royalties paid to others, plus the Company's royalty interests, unless otherwise stated. Company interest is not a term defined in Canadian National Instrument 51-101– Standards of Disclosure for Oil and Gas Activities ("NI 51-101") and may not be comparable to information produced by other entities.

In accordance with U.S. GAAP, oil and natural gas sales are presented net of royalties in the Financial Statements. Under International Financial Reporting Standards, industry standard is to present oil and natural gas sales before deduction of royalties and as such this MD&A presents production, oil and natural gas sales, and BOE measures before deduction of royalties to remain comparable with our peers.

The following table provides a reconciliation of our production volumes:

	Years ended December 31,
Average Daily Production Volumes	2015	2014	2013

Company interest production volumes
Crude oil (bbls/day)	41,639	40,208	38,250
Natural gas liquids (bbls/day)	4,763	3,565	3,472
Natural gas (Mcf/day)	360,733	356,142	288,423

Company interest production volumes (BOE/day)	106,524	103,130	89,793

Royalty volumes
Crude oil (bbls/day)	7,471	7,731	6,938
Natural gas liquids (bbls/day)	971	775	802
Natural gas (Mcf/day)	59,077	55,114	42,192

Royalty volumes (BOE/day)	18,288	17,692	14,772

Net production volumes
Crude oil (bbls/day)	34,168	32,477	31,312
Natural gas liquids (bbls/day)	3,792	2,790	2,670
Natural gas (Mcf/day)	301,656	301,028	246,231

Net production volumes (BOE/day)	88,236	85,438	75,021

ENERPLUS 2015 FINANCIAL SUMMARY      5

NON-GAAP MEASURES

The Company utilizes the following terms for measurement within the MD&A that do not have a standardized meaning or definition as prescribed by U.S. GAAP and therefore may not be comparable with the calculation of similar measures by other entities:

"Netback" is used by Enerplus and is useful to investors and securities analysts in evaluating operating performance of our crude oil and natural gas assets. The term netback is calculated as oil and natural gas sales less royalties, production taxes, cash operating expenses and transportation costs.

Calculation of Netback	Years ended December 31,
($ millions)	2015	2014	2013

Oil and natural gas sales	$1,052.4	$1,849.3	$1,616.8
Less:
Royalties	(168.0)	(323.1)	(264.3)
Production taxes	(50.9)	(81.5)	(70.4)
Cash operating expenses(1)	(340.1)	(347.3)	(325.9)
Transportation costs	(114.7)	(101.2)	(58.2)

Netback before hedging	$378.7	$996.2	$898.0
Cash gains/(losses) on derivative instruments	287.7	3.5	26.6

Netback after hedging	$666.4	$999.7	$924.6

(1)
Operating costs adjusted to exclude non-cash losses on fixed price electricity swaps of $0.4 million in 2015 and $1.3 million in 2014 and non-cash gains of $0.8 million in 2013.

"Funds Flow" is used by Enerplus and is useful to investors and securities analysts in analyzing operating performance, leverage and liquidity. Funds flow is calculated as net cash from operating activities before asset retirement obligation expenditures and changes in non-cash operating working capital.

Reconciliation of Cash Flow from Operating Activities to Funds Flow	Years ended December 31,
($ millions)	2015	2014	2013

Cash flow from operating activities	$465.3	$787.2	$766.5
Asset retirement obligation expenditures	14.9	19.4	16.6
Changes in non-cash operating working capital	12.9	52.4	(28.9)

Funds flow	$493.1	$859.0	$754.2

"Debt to Funds Flow Ratio" is used by Enerplus and is useful to investors and securities analysts in analyzing leverage and liquidity. The Debt to Funds Flow Ratio is calculated as total debt net of cash, divided by a trailing 12 months of Funds Flow. This measure is not equivalent to Debt to Earnings before Interest, Taxes, Depreciation and Amortization and other non-cash charges ("EBITDA") and is not a debt covenant.

"Adjusted Payout Ratio" is used by Enerplus and is useful to investors and securities analysts in analyzing operating performance, leverage and liquidity. We calculate our Adjusted Payout Ratio as cash dividends plus capital and office expenditures divided by Funds Flow.

Calculation of Adjusted Payout Ratio	Years ended December 31,
($ millions)	2015	2014	2013

Cash dividends(1)	$132.0	$199.3	$170.7
Capital and office expenditures	497.9	818.0	687.9

Sub-total	$629.9	$1,017.3	$858.6
Funds Flow	$493.1	$859.0	$754.2

Adjusted payout ratio (%)	128%	118%	114%

(1)
Cash dividends exclude stock dividend plan proceeds in 2014 and 2013. The stock dividend plan was suspended during 2014.

6      ENERPLUS 2015 FINANCIAL SUMMARY

In addition, the Company uses certain financial measures within the "Overview" and "Liquidity and Capital Resources" sections of this MD&A that do not have a standardized meaning or definition as prescribed by U.S. GAAP and, therefore, may not be comparable with the calculation of similar measures by other entities. Such measures include "Senior Debt to EBITDA", "Total Debt to EBITDA", "Total Debt to Capitalization", "maximum debt to consolidated present value of total proved reserves" and "EBITDA to Interest" and are used to determine the Company's compliance with financial covenants under its bank credit facility and outstanding senior notes. Calculation of such terms is described under the "Liquidity and Capital Resources" section of this MD&A.

2015 FOURTH QUARTER OVERVIEW

Comparing the fourth quarter to the third quarter, production averaged 106,905 BOE/day, a decrease of 3,889 BOE/day from 110,794 BOE/day in the third quarter. The decrease in fourth quarter production related to reduced on-stream activity in Fort Berthold, North Dakota and price driven curtailments of natural gas production in the Marcellus.

We reported a net loss of $625.0 million in the fourth quarter compared to a net loss of $292.7 million in the third quarter. As a result of the continued decline in the trailing twelve month average commodity price, we recorded a non-cash asset impairment of $266.4 million on our oil and natural gas properties and a non-cash valuation allowance of $425.5 million on a portion of our deferred income tax assets. Net income was also impacted by a $41.5 million decline in oil and gas sales revenue and a $50.0 million decrease in total gains on commodity hedges, compared to the third quarter.

Lower realized prices and production volumes contributed to a decline in Funds Flow, which totaled $102.7 million compared to $120.8 million in the third quarter. The impact of decreased oil and gas sales was partially offset by cash gains on commodity hedges of $73.7 million in the fourth quarter, compared to $54.1 million in the third quarter.

Selected Fourth Quarter Canadian and U.S. Financial Results

	Three months ended December 31, 2015			Three months ended December 31, 2014
(millions, except per unit amounts)	Canada	U.S.	Total	Canada	U.S.	Total

Average Daily Production Volumes(1)
Crude oil (bbls/day)	13,790	27,345	41,135	16,073	26,745	42,818
Natural gas liquids (bbls/day)	1,771	3,321	5,092	2,315	1,172	3,487
Natural gas (Mcf/day)	135,898	228,167	364,065	140,910	214,799	355,709

Total average daily production (BOE/day)	38,210	68,695	106,905	41,873	63,718	105,591

Pricing(2)
Crude oil (per bbl)	$38.11	$45.53	$43.04	$69.25	$69.13	$69.17
Natural gas liquids (per bbl)	28.77	10.13	16.61	49.10	28.98	42.34
Natural gas (per Mcf)	2.46	1.55	1.89	3.84	2.87	3.25
Capital Expenditures
Capital spending	$26.8	$62.7	$89.5	$65.1	$115.9	$181.0
Acquisitions	0.7	8.1	8.8	–	1.3	1.3
Divestments	0.9	(84.1)	(83.2)	(17.9)	–	(17.9)
Netback(3) Before Hedging
Oil and natural gas sales	$84.0	$150.2	$234.2	$162.6	$230.9	$393.5
Royalties	(9.0)	(25.8)	(34.8)	(22.5)	(45.8)	(68.3)
Production taxes	(1.5)	(10.5)	(12.0)	(2.8)	(17.6)	(20.4)
Cash operating expenses	(54.4)	(30.9)	(85.3)	(63.8)	(28.6)	(92.4)
Transportation costs	(5.2)	(24.1)	(29.3)	(6.7)	(21.6)	(28.3)

Netback before hedging	$13.9	$58.9	$72.8	$66.8	$117.3	$184.1

Other Expenses
Commodity derivative instruments loss/(gain)	$(31.1)	$–	$(31.1)	$(219.8)	$–	$(219.8)
General and administrative expense(4)	10.4	8.1	18.5	17.2	7.6	24.8
Current tax expense/(recovery)	(0.4)	(0.3)	(0.7)	–	(6.4)	(6.4)

(1)
Company interest volumes.
(2)
Before transportation costs, royalties and the effects of commodity derivative instruments.
(3)
See "Non-GAAP Measures" section in this MD&A.
(4)
Includes share-based compensation.

ENERPLUS 2015 FINANCIAL SUMMARY      7

Comparing the fourth quarter of 2015 with the same period in 2014:

•
Average daily production was 106,905 BOE/day, up 1% or approximately 1,300 BOE/day from 105,591 BOE/day in 2014 despite a reduced capital spending program and asset divestments during the year.
•
In Fort Berthold, total production increased 18% or 4,400 bbls/day as a result of our ongoing development program, while gas production in the Marcellus grew by approximately 1,150 BOE/day.
•
Capital spending decreased to $89.5 million compared to $181.0 million in 2014 as we improved capital efficiencies and further reduced our spending in response to the ongoing weakness in commodity prices.
•
The great majority of our capital investment was focused on our core areas, with spending of $56.4 million on our Fort Berthold crude oil properties, $17.6 million on our Canadian crude oil waterflood properties and $4.6 million on our Marcellus natural gas properties.
•
Operating expenses were $85.6 million ($8.71/BOE) compared to $93.9 million ($9.66/BOE) in 2014 as a result of decreased activity and ongoing cost reductions.
•
Cash general and administrative ("G&A") expenses were $17.2 million ($1.75/BOE) compared to $25.4 million ($2.62/BOE) in 2014 due to staff reductions and realized cost savings during the quarter, partially offset by one-time severance charges.
•
The continued decline in the twelve month average commodity price resulted in non-cash charges for asset impairments on our oil and natural gas properties and valuation allowances on our deferred tax assets of $266.4 million and $425.5 million, respectively. These non-cash charges, along with a $188.8 million decrease in total gains on commodity hedges, contributed to a net loss of $625.0 million compared to net income of $151.7 million in 2014.
•
Funds Flow totaled $102.7 million, 52% less than $212.5 million in 2014, primarily due to falling commodity prices over the period. This was despite a slight increase in production and a $27.9 million increase in realized gains on the settlement of commodity hedges.
•
During the fourth quarter, we sold certain Canadian shallow gas assets with production of 2,700 BOE/day for nominal proceeds which resulted in a significant reduction of approximately 2,300 gross wells and $35.0 million in future asset retirement obligations.
•
In December, we closed the previously announced sale of a portion of our non-operated North Dakota properties for proceeds of $80.4 million, after adjustments.

2015 OVERVIEW AND 2016 OUTLOOK

Summary of Guidance and Results	Original 2015 Guidance		Revised 2015 Guidance	2015 Results	2016 Guidance

Capital spending ($ millions)	$480		$510	$493	$200
Average annual production (BOE/day)	93,000 – 100,000		106,000	106,524	90,000 – 94,000
Crude oil and natural gas liquids volumes (bbls/day)	40,500 – 42,500	(1)	46,000	46,402	43,000 – 45,000
Average royalty and production tax rate (% of gross sales, before transportation)	21%		21%	21%	23%
Operating expenses (per BOE)	$9.75		$9.00	$8.76	$9.50
Transportation costs (per BOE)	$3.00	(2)	$3.00	$2.95	$3.30
Cash G&A expenses (per BOE)	$2.40		$2.20	$2.09	$2.10

(1)
Original crude oil and liquids guidance was 42% to 44%. Volume above has been calculated using the approximate midpoint of the original average annual production guidance.
(2)
Transportation guidance issued in the first quarter following the January 1, 2015 reclassification of gathering costs from operating expenses to transportation costs. Refer to "Operating Expenses" and "Transportation Costs" sections for additional details.

2015 Overview

Annual average production in 2015 was 106,524 BOE/day, exceeding our revised guidance of 106,000 BOE/day despite lower capital spending. Our crude oil and liquids production averaged 46,402 BOE/day, also beating our revised guidance of 46,000 BOE/day.

Capital spending totaled $493.4 million, below our revised target of $510 million due to cost savings and reduced activity in the fourth quarter in response to the continued decline in commodity prices.

Operating expenses and transportation costs beat guidance at $8.76/BOE and $2.95/BOE, respectively, compared to revised guidance of $9.00/BOE and $3.00/BOE, respectively. Operating cost savings were a result of ongoing cost structure improvements. Cash G&A expenses were $2.09/BOE, also beating our guidance of $2.20/BOE, due to reduced staff levels and cost savings and despite $11.5 million in one-time severance charges.

8      ENERPLUS 2015 FINANCIAL SUMMARY

We reported a net loss of $1,523.4 million compared to net income of $299.1 million in 2014. The reported net loss was primarily a result of non-cash asset impairment charges of $1,352.4 million and a non-cash valuation allowance on our deferred income tax asset of $443.7 million, as well as lower oil and gas sales revenue. Funds Flow decreased to $493.1 from $859.0 million, mainly due to lower oil and gas sales revenue offset by $287.7 million in realized gains on the settlement of commodity derivatives.

We continued to focus our portfolio during 2015, selling assets with production of approximately 6,170 BOE/day for net divestment proceeds of $286.6 million. This included the fourth quarter divestment of certain non-core Canadian shallow gas assets with production of 2,700 BOE/day for nominal proceeds which resulted in a significant reduction to future asset retirement obligations.

Despite a decrease in our oil and gas sales revenue, we have continued to maintain our financial flexibility through an ongoing focus on cost efficiencies, the success of our non-core asset divestment program, disciplined capital spending and a reduction in dividends. At December 31, 2015, our total debt, net of cash, was $1,216.2 million compared to $1,134.9 million at December 31, 2014. The increase was entirely due to the impact of the weaker Canadian dollar on our U.S. dollar denominated debt that is translated to Canadian dollars for reporting. We repaid $103.2 million of our senior notes during the year and increased the amount drawn on our bank credit facility by a modest $6.6 million, ending the year with approximately 11% of our $800 million bank credit facility drawn. At December 31, 2015 we were in compliance with all of our debt covenants. Our Senior Debt to EBITDA ratio was 2.2x and our Debt to Funds Flow Ratio was 2.5x.

2016 Outlook

Similar to 2015, our focus for 2016 will be on financial sustainability, with an aim to preserve our flexibility and balance sheet strength in both the near and long-term, while positioning to re-initiate growth should commodity prices improve in 2017. In response to the challenging commodity price environment, we have reduced our capital spending to $200 million for 2016 to protect our balance sheet. We plan to continue to defer capital spending across our core areas, conserving our opportunities until we see an improvement in commodity prices. In addition, we are revising our monthly dividend to $0.01 per share, effective with our April dividend payment.

Subsequent to year end, we entered into two agreements to sell Canadian natural gas properties located in Alberta with production of approximately 5,400 BOE/day for proceeds of $193.0 million, before closing costs. Upon closing one of the transactions in January we received $183.0 million in proceeds, and we expect the second transaction to close during the first quarter of 2016. Proceeds were used to repay outstanding amounts on our bank credit facility as well as a portion of our outstanding senior notes. The remaining proceeds will be directed to our capital spending program. As a result of these divestments, we expect to record a gain of approximately $145 million in the first quarter which will improve our EBITDA. Based on our 2016 guidance price assumptions, we do not expect to exceed our Debt to EBITDA ratio during the year. However, should current commodity prices persist we would expect to begin negotiations with our lenders to amend our covenants towards the end of 2016. There are a number of measures that may be taken to further protect our balance sheet, including asset divestments, additional reductions to capital spending and equity issuances.

We expect average production for 2016 to be between 90,000 – 94,000 BOE/day, with crude oil and natural gas liquids production of 43,000 – 45,000 bbls/day. The decrease from 2015 production levels is a result of the full year impact of 6,170 BOE/day of asset divestments during 2015, 5,400 BOE/day of Deep Basin property divestments during the first quarter of 2016 and a reduction in capital spending.

We expect operating expenses to be approximately 6% lower than 2015 levels, although on a per BOE basis they are expected to increase to $9.50/BOE in 2016 as a result of lower production and the impact of a weaker Canadian dollar on our U.S. operating costs. We expect our cash G&A expense to decrease on a total dollar basis due to the staff reductions during 2015 and continued cost saving initiatives. However, on a per BOE basis, cash G&A expenses are expected to be $2.10/BOE as a result of lower production.

Our commodity hedging program will also help protect our Funds Flow and balance sheet in 2016. At February 3, 2016, we have approximately 36% of our forecasted 2016 crude oil production, after royalties, hedged through a combination of swaps and three way collars. We also have a combination of swaps and three way collars on approximately 28% of forecasted natural gas production, after royalties.

ENERPLUS 2015 FINANCIAL SUMMARY      9

RESULTS OF OPERATIONS

Production

Average Daily Production Volumes	2015	2014	2013

Crude oil (bbls/day)	41,639	40,208	38,250
Natural gas liquids (bbls/day)	4,763	3,565	3,472
Natural gas (Mcf/day)	360,733	356,142	288,423

Total daily sales (BOE/day)	106,524	103,130	89,793

Production for 2015 averaged 106,524 BOE/day, exceeding our revised guidance of 106,000 BOE/day and increasing 3% from 2014. Crude oil and liquids volumes increased 6% to 46,402 bbls/day, beating our revised crude oil and liquids guidance of 46,000 bbls/day. The increase was primarily due to growth in our U.S. production, which more than offset divestments and a decline in Canadian production.

Total crude oil production increased from the prior year due to our continued development program in Fort Berthold, where our total production increased approximately 6,000 bbls/day or 28% compared to the prior year. The growth in our U.S. oil production offset a 9% decrease in Canadian crude oil volumes related to the second and third quarter divestments of Canadian oil properties. Our 2015 natural gas production increased by 1% to 360,733 Mcf/day, comprised of growth of 14,500 Mcf/day or 8% in our Marcellus natural gas production offset by the decline in Canadian natural gas production over the same period.

Our production mix for 2015 was 44% crude oil and natural gas liquids and 56% natural gas, compared to 42% and 58%, respectively, in 2014.

In 2014, production increased 15% over 2013 to average 103,130 BOE/day. Our 2014 crude oil production increased 5% from the prior year due to growth in our Fort Berthold crude oil volumes. Our natural gas production increased 23% to 356,142 Mcf/day due to our development program in the Marcellus along with the fourth quarter 2013 acquisition of additional working interests in our Marcellus properties. This was despite curtailments in the Marcellus during the second half of 2014 and the sale of 3,500 BOE/day of non-core assets.

2016 Guidance

We expect annual average production for 2016 of 90,000 – 94,000 BOE/day including 43,000 – 45,000 bbls/day of crude oil and natural gas liquids. This guidance includes the full year impact of our 2015 divestments, including the fourth quarter sales of non-operated North Dakota properties with projected 2016 production of 1,000 BOE/day and Canadian shallow gas assets with production of 2,700 BOE/day. This guidance also includes the first quarter 2016 sale of certain Deep Basin natural gas properties located in Alberta with production of approximately 5,400 BOE/day.

10      ENERPLUS 2015 FINANCIAL SUMMARY

Pricing

The prices received for our crude oil and natural gas production directly impact our earnings, Funds Flow and financial condition. The following table summarizes our average selling prices, benchmark prices and differentials:

Pricing (average for the period)	2015	2014	2013

Benchmarks
WTI crude oil (US$/bbl)	$48.80	$93.00	$97.97
AECO natural gas – monthly index ($/Mcf)	2.77	4.42	3.16
AECO natural gas – daily index ($/Mcf)	2.69	4.51	3.17
NYMEX natural gas – last day (US$/Mcf)	2.66	4.41	3.65
US/CDN exchange rate	1.28	1.10	1.03
Enerplus selling price(1)
Crude oil ($/bbl)	$48.43	$86.28	$85.05
Natural gas liquids ($/bbl)	18.06	51.72	53.20
Natural gas ($/Mcf)	2.15	3.94	3.42

Average differentials
MSW Edmonton – WTI (US$/bbl)	$(3.93)	$(7.17)	$(7.57)
WCS Hardisty – WTI (US$/bbl)	(13.52)	(19.40)	(25.20)
Brent Futures (ICE) – WTI (US$/bbl)	4.89	6.51	10.77
AECO monthly – NYMEX (US$/Mcf)	(0.50)	(0.41)	(0.58)
Enerplus realized differentials(1)
Canada crude oil – WTI (US$/bbl)	$(13.34)	$(17.36)	$(21.46)
Canada natural gas – NYMEX (US$/Mcf)	(0.44)	(0.34)	(0.48)
Bakken crude oil – WTI (US$/bbl)	(9.44)	(12.94)	(10.13)
Marcellus natural gas – NYMEX (US$/Mcf)	(1.37)	(1.43)	(0.34)

(1)
Before transportation costs, royalties and commodity derivative instruments.

CRUDE OIL AND NATURAL GAS LIQUIDS

Our realized crude oil price averaged $48.43/bbl in 2015, which was 44% lower than 2014 and in line with changes in benchmark prices over the same period. WTI crude oil prices fell by 48% compared to 2014 due to the continued oversupply of crude oil into the global market that resulted in a substantial increase in oil inventories throughout the year. Improved realized crude oil differentials and a weaker Canadian dollar protected us from the full impact of weaker WTI prices during the year.

Our realized price differentials to WTI improved by 27% in the U.S. and 23% in Canada compared to 2014. Light sweet differentials strengthened due to overall weakness in WTI prices as well as the reversal of the Line 9 pipeline to Sarnia, Ontario by the end of the year. Heavy crude oil differentials benefited from weaker WTI prices throughout 2015 as well as production losses due to forest fires in northern Alberta and other unplanned maintenance earlier in the year.

Our realized price for natural gas liquids fell by 65% to average $18.06/bbl in 2015. This is in-line with benchmark prices for both U.S. and Canadian liquids, which fell by an average of 55% and 62%, respectively, due to weaker oil prices and the continued oversupply of liquids in North America.

NATURAL GAS

Our realized natural gas price averaged $2.15/Mcf in 2015, which was 45% lower than 2014 and slightly lower than benchmark prices over the same period. Both NYMEX and AECO prices fell by approximately 40% compared to 2014 in response to continued high production and inventory levels in North America. Our overall realized natural gas price underperformed changes in NYMEX prices in 2015 as our Marcellus assets contributed a larger share of our total gas production at realized prices with a significant discount to NYMEX as a result of ongoing industry pipeline capacity limitations.

ENERPLUS 2015 FINANCIAL SUMMARY      11

Tennessee Gas Pipeline Zone 4 – 300 Leg and Transco Leidy monthly benchmark differentials averaged US$1.55/Mcf below NYMEX and monthly differentials at Dominion South averaged US$1.22/Mcf below NYMEX. This resulted in our average Marcellus realized price differential of US$1.37/Mcf below NYMEX, a 4% improvement from last year.

We expect our realized Marcellus differentials in 2016 to improve due to reduced industry spend and the continued build out of regional take-away capacity, as well as additional pipeline capacity secured. We have entered into a binding contract for 30,000 Mcf/day of transportation capacity for an 11 year term, reducing to 15,000 Mcf/day of capacity for an additional 9 years on the Tennessee Gas Pipeline that will provide egress into markets south of the Marcellus producing region commencing on August 1, 2016.

Monthly Crude Oil and Natural Gas Prices

FOREIGN EXCHANGE

The Canadian dollar weakened against the U.S. dollar throughout 2015, averaging 1.28 US/CDN and closing the year at 1.38 US/CDN. This was driven primarily by the overall weakness in the Canadian economy as a result of falling commodity prices and the Bank of Canada lowering interest rates. Downward pressure continued in early 2016, with the Canadian dollar nearing a thirteen year low of 1.46 US/CDN mid-January, before rebounding somewhat following the Bank of Canada's decision to keep interest rates unchanged. The majority of our oil and natural gas sales are based on U.S. dollar denominated indices, and a weaker Canadian dollar relative to the U.S. dollar increases the amount of our realized sales. Because we report in Canadian dollars, the weaker Canadian dollar also increases our U.S. dollar denominated costs, capital spending and the cost of our U.S. dollar denominated senior notes.

12      ENERPLUS 2015 FINANCIAL SUMMARY

Price Risk Management

We have a price risk management program that considers our overall financial position, the economics of our capital program and potential acquisitions. Since our 2015 third quarter report, we have added additional floor protection on a portion of our natural gas production for 2016 and restructured our crude oil hedging program to provide additional short term protection, effectively adding 6,000 bbls/day of crude oil swaps during the first quarter of 2016.

As of February 3, 2016 we have hedged approximately 11,000 bbls/day of our expected net crude oil production for 2016 through a combination of swaps and three way collars, which represents approximately 36% of our 2016 forecasted net oil production, after royalties. A significant portion of this protection is for the first quarter given the short term risks we see in the market. For the first quarter of 2016 we have hedged 17,000 bbls/day, which represents approximately 55% of our 2016 forecasted net oil production, after royalties. During the second quarter of 2016 we have hedged 11,000 bbls/day, which represents approximately 36% of our 2016 forecasted net oil production, after royalties. For the second half of 2016 we have hedged 8,000 bbls/day, which represents approximately 26% of our 2016 forecasted net oil production, after royalties. Price protection levels are shown in the table below. Note that when WTI prices settle below the sold put strike price in any given month, the collars provide protection of approximately US$14/bbl above WTI index prices. Overall, we expect our crude oil related hedge contracts to protect a significant portion of our Funds Flow during 2016.

As of February 3, 2016 we have downside protection on approximately 62,500 Mcf/day of our expected net natural gas production for 2016 consisting of a combination of NYMEX swaps and collars. This represents approximately 28% of our 2016 forecasted natural gas production after royalties. Price protection levels are shown in the table below. Note that when NYMEX prices settle below US$2.50/Mcf in any given month, the collars provide protection of approximately US$0.50/Mcf above NYMEX index prices.

The following is a summary of our financial contracts in place at February 3, 2016, expressed as a percentage of our anticipated net 2016 production volumes:

	WTI Crude Oil (US$/bbl)(1)			NYMEX Natural Gas (US$/Mcf)(1)
	Jan 1, 2016 – Mar 31, 2016	Apr 1, 2016 – Jun 30, 2016	Jul 1, 2016 – Dec 31, 2016	Jan 1, 2016 – Mar 31, 2016	Apr 1, 2016 – Oct 31, 2016	Nov 1, 2016 – Dec 31, 2016

Downside Protection Swaps
Sold Swaps	$55.82	$64.28	–	$2.48	$2.53	$2.48
%	29%	10%	–	7%	23%	11%
Downside Protection Collars
Sold Puts	$50.13	$50.13	$49.78	$2.50	$2.50	$2.50
%	26%	26%	26%	11%	11%	11%
Purchased Puts	$64.38	$64.38	$63.98	$3.00	$3.00	$3.00
%	26%	26%	26%	11%	11%	11%
Sold Calls	$79.38	$79.38	$79.63	$3.75	$3.75	$3.75
%	26%	26%	26%	11%	11%	11%

(1)
Based on weighted average price (before premiums), assuming average annual production of 92,000 BOE/day for 2016, less royalties and production taxes of 23% in aggregate.

During 2014, we entered into foreign exchange costless collars on US$24 million per month to hedge a floor exchange rate on a portion of our U.S. dollar denominated oil and natural gas sales and to participate in some upside in the event the Canadian dollar weakened. Under these contracts, if the monthly foreign exchange rate settles above the ceiling rate the conditional ceiling is used to determine the settlement amount. During the second quarter of 2015, we entered into U.S. dollar forward exchange contracts on US$6 million per month at an exchange rate of US/CDN 1.20 to partially mitigate our losses on these collars. For the second half of 2015, we effectively had US$18 million per month hedged for 2015 at an average US/CDN floor of 1.1088, a ceiling of 1.1845 and a conditional ceiling of 1.1263. We recorded realized foreign exchange losses of $39.2 million on these contracts during 2015 (2014 – $0.7 million gain).

During 2015, we recorded realized foreign exchange gains of $39.9 million and $3.3 million, respectively, on the unwind of our US$175 million foreign exchange swap and the final settlement of our US$54 million senior note and the corresponding foreign exchange swap. We do not have any foreign exchange contracts in place for 2016.

ENERPLUS 2015 FINANCIAL SUMMARY      13

ACCOUNTING FOR PRICE RISK MANAGEMENT

Commodity Risk Management Gains/(Losses) ($ millions)	2015	2014	2013

Cash gains/(losses):
Crude oil	$217.2	$7.0	$24.4
Natural gas	70.5	(3.5)	2.2

Total cash gains	$287.7	$3.5	$26.6
Non-cash gains/(losses):
Change in fair value – crude oil	$(99.8)	$182.0	$(65.5)
Change in fair value – natural gas	(45.2)	48.9	(3.0)

Total non-cash gains/(losses)	$(145.0)	$230.9	$(68.5)

Total gains/(losses)	$142.7	$234.4	$(41.9)

(Per BOE)	2015	2014	2013

Total cash gains	$7.40	$0.09	$0.81
Total non-cash gains/(losses)	(3.73)	6.14	(2.09)

Total gains/(losses)	$3.67	$6.23	$(1.28)

During 2015, we realized cash gains of $217.2 million on our crude oil contracts and $70.5 million on our natural gas contracts. In comparison, during 2014 and 2013 we realized cash gains of $7.0 million and $24.4 million, respectively, on our crude oil contracts and cash losses of $3.5 million and cash gains of $2.2 million, respectively, on our natural gas contracts. The cash gains in each year were due to contracts which provided floor protection above market prices, while cash losses were a result of natural gas prices rising above our fixed price swap positions.

As the forward markets for crude oil and natural gas fluctuate and new contracts are executed and existing contracts are realized, changes in fair value are reflected as either a non-cash charge or gain to earnings. The fair value of our crude oil and natural gas contracts represented net gain positions of $67.4 million and $4.0 million, respectively, at December 31, 2015, and $167.2 million and $49.2 million, respectively, at December 31, 2014. The change in fair value of our crude oil and natural gas contracts represented losses of $99.8 million and $45.2 million, respectively, during 2015 and gains of $182.0 million and $48.9 million, respectively, during 2014.

Revenues

($ millions)	2015	2014	2013

Oil and natural gas sales	$1,052.4	$1,849.3	$1,616.8
Royalties	(168.0)	(323.1)	(264.3)

Oil and natural gas sales, net of royalties	$884.4	$1,526.2	$1,352.5

Oil and natural gas sales revenue for 2015 totaled $1,052.4 million, a decrease of 43% from $1,849.3 million in 2014. The decrease in revenues was due to the weakness in commodity prices, which was offset somewhat by the growth in production volumes.

In 2014, oil and natural gas sales revenue increased to $1,849.3 million compared to $1,616.8 million in 2013. Oil revenues grew 6% during the year driven by an increase in production, while natural gas sales increased 44% due to higher realized prices and increased production.

14      ENERPLUS 2015 FINANCIAL SUMMARY

Royalties and Production Taxes

($ millions, except per BOE amounts)	2015	2014	2013

Royalties	$168.0	$323.1	$264.3
Per BOE	$4.32	$8.58	$8.06
Production taxes	$50.9	$81.5	$70.4
Per BOE	$1.31	$2.17	$2.15

Royalties and production taxes	$218.9	$404.6	$334.7
Per BOE	$5.63	$10.75	$10.21
Royalties and production taxes (% of oil and natural gas sales, before transportation)	21%	22%	21%

Royalties are paid to government entities, land owners and mineral rights owners. Production taxes include state production taxes, Pennsylvania impact fees, freehold mineral taxes and Saskatchewan resource surcharges. A large percentage of our production is from U.S. properties where royalty rates are generally not sensitive to commodity price levels.

Royalties and production taxes decreased to $218.9 million in 2015 from $404.6 million in 2014 primarily due to decreased realized crude oil and natural gas prices. Royalties and production taxes were in line with our guidance for 2015, averaging 21% of oil and natural gas sales, before transportation.

Royalties and production taxes increased to $404.6 million in 2014 from $334.7 million in 2013 primarily due to increased production from our higher royalty rate U.S. properties. Royalties and production taxes averaged 22% of oil and natural gas sales, before transportation.

2016 Guidance

We expect royalty and production taxes in 2016 to average 23% of our oil and gas sales, before transportation. The increase compared to 2015 is due to the higher percentage of U.S. production in 2016 as a result of continued investment as well as our divestment of Canadian properties during 2015 and early 2016. At this time, we do not expect the recently announced Alberta modernized royalty framework to significantly impact our Canadian royalties when it becomes effective in 2017. However, we continue to actively monitor the changes being proposed.

Operating Expenses

($ millions, except per BOE amounts)	2015	2014	2013

Operating Expenses	$340.5	$348.6	$325.1
Per BOE	$8.76	$9.26	$9.92

Effective January 1, 2015 we reclassified Marcellus gathering costs from operating expenses to transportation costs. These charges relate to pipeline costs paid to third parties to transport saleable natural gas from the lease to downstream points of sale. This is a presentation change with no impact on our netback, Funds Flow or net income. All comparative periods have been presented to conform to the current period presentation.

Operating expenses during 2015 were $8.76/BOE, beating our revised guidance of $9.00/BOE primarily due to continued cost reductions and annual production exceeding guidance. Operating expenses totaled $340.5 million compared to $348.6 million ($9.26/BOE) in 2014. The improvement resulted mainly from successful cost saving initiatives and a continued increase in the U.S. weighting of production, which has lower operating expense metrics. This was offset in part by the impact of a weaker Canadian dollar on our U.S. dollar denominated operating expenses.

In 2014, operating expenses totaled $348.6 million ($9.26/BOE) compared to $325.2 million ($9.92/BOE) in 2013. The decrease on a per unit basis was primarily due to a significant increase in U.S. production with lower operating expenses, offset in part by the impact of a weaker Canadian dollar and an increase in non-cash hedging losses on our fixed price electricity swaps.

ENERPLUS 2015 FINANCIAL SUMMARY      15

2016 Guidance

We expect operating expenses of $9.50/BOE in 2016. The increase from 2015 on a per BOE basis is due to lower production volumes along with the impact of a weaker Canadian dollar on our U.S. operating costs.

Transportation Costs

($ millions, except per BOE amounts)	2015	2014	2013

Transportation costs	$114.7	$101.2	$58.2
Per BOE	$2.95	$2.69	$1.77

As previously discussed under operating expenses, we have reclassified Marcellus gathering costs from operating expenses to transportation costs. This is a presentation change with no impact on our netback, Funds Flow or net income. All comparative periods have been presented to conform with the current period presentation.

Transportation costs for 2015 were $114.7 million ($2.95/BOE) compared to $101.2 million ($2.69/BOE) in 2014 and $58.2 million ($1.77/BOE) in 2013. The increase in transportation costs over the past two years is a result of increasing U.S. production and costs associated with securing U.S. pipeline capacity. The impact of a weakening Canadian dollar on our U.S. transportation costs further increased our total reported expense.

2016 Guidance

We expect transportation costs of $3.30/BOE in 2016. The increase from 2015 is due to the higher percentage of U.S. production in 2016 along with the impact of a weaker Canadian dollar on our U.S. transportation costs.

Netbacks

The crude oil and natural gas classifications below contain properties according to their dominant production category. These properties may include associated crude oil, natural gas or natural gas liquids volumes which have been converted to the equivalent BOE/day or Mcfe/day and as such, the revenue per BOE or per Mcfe may not correspond with the average selling price under the "Pricing" section of this MD&A. Certain prior period amounts have been reclassified to conform with current period presentation.

	Year ended December 31, 2015
Netbacks by Property Type	Crude Oil	Natural Gas	Total

Average Daily Production	49,069 BOE/day	344,730 Mcfe/day	106,524 BOE/day

Netback(1) $ per BOE or Mcfe	(per BOE )	(per Mcfe )	(per BOE )

Oil and natural gas sales	$43.67	$2.15	$27.07
Royalties and production taxes	(10.54)	(0.24)	(5.63)
Cash operating expenses	(11.98)	(1.00)	(8.75)
Transportation costs	(1.84)	(0.65)	(2.95)

Netback before hedging	$19.31	$0.26	$9.74

Cash gains/(losses)	12.13	0.56	7.40

Netback after hedging	$31.44	$0.82	$17.14

Netback before hedging ($ millions)	$345.7	$33.0	$378.7

Netback after hedging ($ millions)	$562.9	$103.5	$666.4

16      ENERPLUS 2015 FINANCIAL SUMMARY

	Year ended December 31, 2014
Netbacks by Property Type	Crude Oil	Natural Gas	Total

Average Daily Production	45,225 BOE/day	347,430 Mcfe/day	103,130 BOE/day

Netback(1) $ per BOE or Mcfe	(per BOE )	(per Mcfe )	(per BOE )

Oil and natural gas sales	$79.12	$4.28	$49.13
Royalties and production taxes	(19.78)	(0.61)	(10.75)
Cash operating expenses	(11.76)	(1.21)	(9.23)
Transportation costs	(1.89)	(0.55)	(2.69)

Netback before hedging	$45.69	$1.91	$26.46

Cash gains/(losses)	0.42	(0.03)	0.09

Netback after hedging	$46.11	$1.88	$26.57

Netback before hedging ($ millions)	$754.3	$241.9	$996.2

Netback after hedging ($ millions)	$761.3	$238.4	$999.7

	Year ended December 31, 2013
Netbacks by Property Type	Crude Oil	Natural Gas	Total

Average Daily Production	43,402 BOE/day	278,346 Mcfe/day	89,793 BOE/day

Netback(1) $ per BOE or Mcfe	(per BOE )	(per Mcfe )	(per BOE )

Oil and natural gas sales	$77.15	$3.88	$49.33
Royalties and production taxes	(18.22)	(0.45)	(10.21)
Cash operating expenses	(11.63)	(1.39)	(9.95)
Transportation costs	(1.26)	(0.38)	(1.77)

Netback before hedging	$46.04	$1.66	$27.40

Cash gains/(losses)	1.54	0.02	0.81

Netback after hedging	$47.58	$1.68	$28.21

Netback before hedging ($ millions)	$729.4	$168.6	$898.0

Netback after hedging ($ millions)	$753.8	$170.8	$924.6

(1)
See "Non-GAAP Measures" in this MD&A.

Our crude oil properties accounted for 91% of our corporate netback before hedging in 2015 compared to 76% and 81% in 2014 and 2013, respectively.

During 2015, crude oil netbacks per BOE and natural gas netbacks per Mcfe decreased compared to 2014 primarily due to lower realized prices. Our 2014 crude oil netbacks per BOE decreased marginally while natural gas netbacks per Mcfe increased primarily due to improved realized prices compared to 2013.

ENERPLUS 2015 FINANCIAL SUMMARY      17

General and Administrative Expenses

Total G&A expenses include cash G&A expenses and share-based compensation ("SBC") charges related to our long-term incentive plans ("LTI plans") and our stock option plan. See Note 10 and Note 14 to the Financial Statements for further details.

($ millions)	2015	2014	2013

Cash:
G&A expense	$81.3	$83.5	$83.2
Share-based compensation	0.9	(1.2)	23.3
Non-Cash:
Share-based compensation	19.6	13.4	9.2
Equity swap loss/(gain)	2.1	9.3	(5.4)

Total G&A expenses	$103.9	$105.0	$110.3

(Per BOE)	2015	2014	2013

Cash:
G&A expense	$2.09	$2.22	$2.54
Share-based compensation	0.02	(0.03)	0.71
Non-Cash:
Share-based compensation	0.51	0.36	0.28
Equity swap loss/(gain)	0.05	0.24	(0.17)

Total G&A expenses	$2.67	$2.79	$3.36

Our 2015 cash G&A expenses totaled $81.3 million ($2.09/BOE), beating our guidance of $2.20/BOE and lower than $83.5 million ($2.22/BOE) in 2014. The decrease in cash G&A expenses compared to 2014 was primarily due to a reduction in staff levels of approximately 20% offset by one-time severance charges of $11.5 million. Cash SBC expense was $0.9 million ($0.02/BOE) in 2015 compared to a recovery of $1.2 million ($0.03/BOE) in 2014, and included a cash loss of $0.5 million on the settlement of our LTI hedges (2014 – $3.1 million gain). We recorded non-cash SBC of $19.6 million ($0.51/BOE) in 2015 compared to $13.4 million ($0.36/BOE) in 2014. The increase in non-cash SBC was a result of additional grants issued under the treasury-settled LTI plans rather than the cash-settled plans.

Our 2014 cash G&A expenses were $83.5 million ($2.22/BOE) compared to $83.2 million ($2.54/BOE) in 2013. On a per BOE basis, costs decreased by 13% due to higher production volumes. Cash SBC was a recovery of $1.2 million ($0.03/BOE) in 2014 compared to a charge of $23.3 million ($0.71/BOE) in 2013 due to a decrease in share price resulting in a recovery of costs previously expensed. Non-cash SBC was $13.4 million ($0.36/BOE) in 2014, an increase from $9.2 million ($0.28/BOE) in 2013 as a result of our first grants under the amended treasury-settled LTI plans. Previous non-cash amounts reported related only to our stock option plan.

We have hedged a portion of the outstanding cash-settled units under our LTI plans. As a result of the decrease in our share price we recorded a non-cash mark-to-market loss of $2.1 million on these hedges in 2015 (2014 – $9.3 million loss; 2013 – $5.4 million gain). As of December 31, 2015, we have 470,000 units hedged at a weighted average price of $16.89/share.

2016 Guidance

We expect our cash G&A expense to decrease on a total dollar basis due to the staff reductions during 2015 and continued cost saving initiatives. However, on a per BOE basis, cash G&A costs are expected to be $2.10/BOE as a result of lower production.

Interest Expense

($ millions)	2015	2014	2013

Interest on senior notes and bank facility	$66.5	$62.2	$56.7
Non-cash interest expense	0.9	1.6	1.6

Total interest expense	$67.4	$63.8	$58.3

18      ENERPLUS 2015 FINANCIAL SUMMARY

Interest on our senior notes and bank credit facility in 2015 increased to $67.4 million compared to $63.8 million in 2014 and $58.3 million in 2013. Interest expense increased in 2015 due to the impact of a weaker Canadian dollar on our U.S. dollar denominated interest payments and an increased weighting of senior notes with higher interest rates compared to our bank credit facility following our US$200.0 million private placement of senior notes in September 2014.

Non-cash amounts recorded in 2015 relate to the amortization of deferred financing charges. Prior year amounts include unrealized gains resulting from the change in fair value of our interest rate swaps and unrealized losses on the interest component of our cross currency interest rate swap ("CCIRS") (2014 – $0.6 million; 2013 – $0.8 million). See Note 11 to the Financial Statements for further details.

At December 31, 2015, approximately 93% of our debt was based on fixed interest rates and 7% on floating interest rates, with weighted average interest rates of 5.2% and 2.5%, respectively.

Foreign Exchange

($ millions)	2015	2014	2013

Realized loss/(gain)	$(8.7)	$11.2	$17.6
Unrealized loss/(gain)	182.6	45.9	(8.3)

Total foreign exchange loss/(gain)	$173.9	$57.1	$9.3

US/CDN exchange rate	1.28	1.10	1.03

We recorded a net foreign exchange loss of $173.9 million in 2015 compared to losses of $57.1 million and $9.3 million in 2014 and 2013, respectively. Our foreign exchange exposure relates to fluctuations in the Canadian to U.S. dollar exchange rate. At December 31, 2015 the Canadian dollar had weakened approximately 19% against the U.S. dollar compared to the prior year end (December 31, 2014 – 9%; December 31, 2013 – 7%).

Realized gains or losses result from day-to-day transactions denominated in foreign currencies. In 2015, we recorded a realized foreign exchange gain of $8.7 million, largely due to a gain of $39.9 million on the unwind of our US$175 million foreign exchange swaps and a gain of $3.3 million on the final settlement of our US$54 million senior note and the corresponding foreign exchange swap. These gains were offset by cumulative losses of $39.2 million on our foreign exchange collars with final settlements in December 2015.

Unrealized losses include the translation of our U.S. dollar denominated debt and working capital. Unrealized losses increased year over year due to the weakening of the Canadian dollar against the U.S. dollar.

Foreign exchange in 2014 and 2013 was impacted by the annual settlement of our CCIRS. Each year, upon settlement of the swap, we realized a foreign exchange loss (2014 – $15.8 million; 2013 – $17.8 million) and a corresponding unrealized gain to remove the mark-to-market position previously recorded on the balance sheet. The final settlement of the swap occurred in June 2014. See Note 12 to the Financial Statements for further details.

Capital Investment

($ millions)	2015	2014	2013

Capital spending	$493.4	$811.0	$681.4
Office capital	4.5	7.0	6.5

Sub-total	497.9	818.0	687.9

Property and land acquisitions	$9.5	$18.5	$244.8
Property divestments	(286.6)	(203.6)	(365.1)

Sub-total	(277.1)	(185.1)	(120.3)

Total	$220.8	$632.9	$567.6

ENERPLUS 2015 FINANCIAL SUMMARY      19

2015

Capital spending in 2015 totaled $493.4 million, below our revised guidance of $510 million as we slowed spending in the fourth quarter in response to continued weakness in commodity prices. We invested $302.3 million on our Fort Berthold crude oil properties, $115.7 million on our Canadian crude oil properties, $32.2 million on our Marcellus assets and $40.4 million on our Deep Basin properties in Canada. Through our capital program in 2015 we added 42 MMBOE of gross proved plus probable reserves, replacing 108% of our 2015 production at a finding and development cost of $8.44/BOE, before accounting for acquisitions and divestments.

During 2015, we recorded net divestment proceeds of $286.6 million. In Canada, we divested of assets for combined proceeds of $198.9 million with production of approximately 4,900 BOE/day, including the sale of our Pembina waterflood assets and the fourth quarter sale of certain non-core shallow gas assets with production of 2,700 BOE/day for nominal proceeds. These divestments resulted in a $48.7 million reduction to future asset retirement obligations. In the U.S., we divested of assets for combined proceeds of $87.7 million with production of approximately 1,250 BOE/day, including the sale of our non-operated North Dakota properties for proceeds of $80.4 million, after closing costs, and our operated Marcellus assets for proceeds of $3.5 million. Property and land acquisitions in 2015 totaled $9.5 million and included minor acquisitions of leases and undeveloped land in the U.S. as well as adjustments pertaining to prior period property acquisitions.

On January 11, 2016 we entered into two agreements to sell additional Canadian Deep Basin properties located in Alberta with production of approximately 5,400 BOE/day for proceeds of $193.0 million, of which $183.0 million has been received with the closing of one transaction. We expect the second transaction to close during the first quarter of 2016.

2014

Capital spending in 2014 totaled $811.0 million and included spending of $343.7 million on our Fort Berthold crude oil properties, $176.6 million on our Canadian crude oil properties, $158.8 million on our Marcellus assets and $124.5 million on our deep gas properties in Canada. Through our capital program in 2014 we added 75 MMBOE of gross proved plus probable reserves, replacing over 200% of our 2014 production.

Property and land acquisitions in 2014 totaled $18.5 million and included several minor acquisitions across our core areas.

Property divestments in 2014 totaled $203.6 million. In Canada we divested of natural gas properties in the Deep Basin area with production of approximately 3,100 BOE/day for proceeds of $91.0 million and recognized the remaining $65.8 million of proceeds on the 2013 sale of our undeveloped Montney acreage. During the first quarter, we sold our gross overriding royalty interest in the Jonah natural gas property in Wyoming with production of approximately 400 BOE/day for proceeds of $44.0 million, after closing adjustments.

2013

Capital spending in 2013 totaled $681.4 million and included spending of $314.9 million on our Fort Berthold crude oil properties, $172.9 million on our Canadian crude oil properties, $78.7 million developing our Marcellus assets and $89.3 million on our deep gas properties in Canada. Through our capital program in 2013 we added 76 MMBOE of gross proved plus probable reserves, replacing over 238% of our 2013 production.

Property and land acquisitions in 2013 totaled $244.8 million. The most noteworthy transactions included the additional working interests we acquired in our Marcellus properties for $157.9 million along with $34.4 million for additional working interests in our Pouce Coupe waterflood property in Canada. Property divestments in 2013 totaled $365.1 million. In Canada we generated proceeds of $257.5 million from the divestment of non-core assets with production of approximately 2,700 BOE/day. We also sold our undeveloped Montney acreage for proceeds of $131.5 million, of which $65.7 million was recognized in 2013 with the remainder recognized in 2014. In the U.S. we sold facilities in Fort Berthold for proceeds of $35.2 million and entered into fee based processing and gathering contracts.

2016 Guidance

As a result of the continued weakness in commodity prices, we are reducing our planned capital spending to $200 million in 2016, approximately 60% below 2015 levels as we defer capital spending across all of our core areas in 2016 to preserve our financial flexibility. Approximately 90% of spending is expected to be directed to our Canadian and U.S. crude oil properties, with the remaining 10% directed to our natural gas assets.

20      ENERPLUS 2015 FINANCIAL SUMMARY

Depletion, Depreciation and Accretion ("DD&A")

($ millions, except per BOE amounts)	2015	2014	2013

DD&A expense	$507.3	$566.7	$593.2
Per BOE	$13.05	$15.06	$18.10

DD&A of property, plant and equipment ("PP&E") is recognized using the unit-of-production method based on proved reserves. In 2015, DD&A decreased from 2014 primarily due to the quarterly asset impairments recorded during 2015 under the U.S. GAAP full cost ceiling test methodology. DD&A decreased during 2014 as a result of large reserve additions at December 31, 2013 which lowered our depletion rate.

Impairments

PP&E

($ millions)	2015	2014	2013

Canada cost centre	$286.7	$–	$–
U.S. cost centre	$1,065.7	$–	$–

Total Impairments	$1,352.4	$–	$–

Under U.S. GAAP, the full cost ceiling test is performed on a country-by-country cost centre basis using estimated after-tax future net cash flows discounted at 10% from proved reserves using SEC constant prices ("Standardized Measure"). SEC prices are calculated as the unweighted average of the trailing twelve first-day-of-the-month commodity prices. Standardized Measure is not related to our capital spending investment criteria and is not a fair value based measurement, but rather a prescribed accounting calculation. Under U.S. GAAP impairments are not reversed in future periods.

The trailing twelve month average crude oil and natural gas prices have decreased significantly in 2015 resulting in non-cash impairments totaling $1,352.4 million (before tax), with $286.7 million in the Canada cost centre and $1,065.7 million in the U.S. cost centre. We did not record any impairments on our oil and natural gas properties in 2014 or 2013.

The following table outlines the twelve month average trailing benchmark prices and exchange rates used in our ceiling test at December 31, 2015, 2014 and 2013:

Year	WTI Crude Oil US$/bbl	Exchange Rate US/CDN	Edm Light Crude CDN$/bbl	U.S. Henry Hub Gas US$/Mcf	AECO Natural Gas Spot CDN$/Mcf

2015	$50.28	1.27	$59.38	$2.58	$2.69
2014	$94.99	1.09	$94.84	$4.30	$4.60
2013	$96.94	1.03	$93.19	$3.67	$3.16

Many factors influence the allowed ceiling value versus our net capitalized cost base, making it difficult to predict with reasonable certainty the value of impairment losses from future ceiling tests. For the next year, the primary factors include future first-day-of-the-month commodity prices, reserves revisions, our capital expenditure levels and timing, acquisition and divestment activity, as well as production levels, which affect DD&A expense.

Had we used the 2016 guidance price assumptions to perform our year end full cost ceiling test in lieu of the required historical twelve month trailing benchmark prices, our 2015 impairment (before tax) would have been higher by approximately $110 million in the Canada cost centre and $190 million in the U.S. cost centre.

Goodwill

Goodwill impairment testing is performed annually or more frequently if events or changes in circumstances indicate that goodwill may be impaired. We perform a qualitative assessment of goodwill by evaluating potential indicators of impairment, and if it is more likely than not that

ENERPLUS 2015 FINANCIAL SUMMARY      21

the fair value of the reporting unit is less than its carrying value we perform quantitative impairment tests. If the carrying value of the reporting unit exceeds its fair value, goodwill is written down to its implied fair value with an offsetting charge to earnings in the Consolidated Statements of Income/(Loss).

Our annual goodwill impairment assessment as at December 31, 2015 indicated no impairment. However, further weakness in the commodity price environment and our share price may lead to a future impairment of goodwill.

Asset Retirement Obligation

In connection with our operations, we incur abandonment and reclamation costs related to assets such as surface leases, wells, facilities and pipelines. Total asset retirement obligations included on our balance sheet are based on management's estimate of our net ownership interest, costs to abandon and reclaim and the timing of the costs to be incurred in future periods.

We have estimated the net present value of our asset retirement obligation to be $206.4 million at December 31, 2015 compared to $288.7 million at December 31, 2014. For the year-ended December 31, 2015, the changes include a $35.4 million change in estimate as a result of decreases in estimated future abandonment and reclamation costs in a lower cost environment as well as the removal of $48.7 million of asset retirement obligations related to divestments. See Note 8 to the Financial Statements for further information.

We take an active approach to managing our abandonment, reclamation and remediation obligations. During 2015, we spent $14.9 million (2014 – $19.4 million; 2013 – $16.6 million) on our asset retirement obligations and we expect to spend approximately $11.0 million in 2016. Our abandonment and reclamation costs are expected to be incurred over the next 65 years with the majority between 2026 and 2055. We do not reserve cash or assets for the purpose of funding our future asset retirement obligations. Any abandonment and reclamation costs are anticipated to be funded out of cash flow and available credit facilities.

Income Taxes

($ millions)	2015	2014	2013

Current tax expense/(recovery)	$(16.9)	$5.0	$7.9
Deferred tax expense/(recovery)	(150.6)	132.8	30.7

Total tax expense/(recovery)	$(167.5)	$137.8	$38.6

Our current tax recovery mainly relates to an expected Alternative Tax Net Operating Loss ("ATNOL") in the U.S. which we plan to carry-back to recover Alternative Minimum Tax ("AMT") that was previously paid in 2013 and 2014.

Total tax recovery in 2015 was $167.5 million compared to an expense of $137.8 million in 2014. The recovery in 2015 is due primarily to lower income in 2015 which included $1,352.4 million of non-cash ceiling test impairments offset by a valuation allowance of $443.7 million recorded against a portion of our deferred income tax assets. We assess the recoverability of our deferred income tax assets each period to determine whether it is more likely than not all or a portion of our deferred income tax assets will not be realized. We have considered available positive and negative evidence including future taxable income and reversing existing temporary differences in making this assessment. This assessment is primarily the result of projecting future taxable income using historical trailing twelve month benchmark prices similar to the full cost ceiling test. Had we utilized forecast prices and costs to estimate future taxable income we expect that all of our deferred income tax assets would be realized and no valuation allowance would be required. After recording the valuation allowance, our overall net deferred income tax asset is $516.1 million as at December 31, 2015.

Total tax expense in 2014 was $137.8 million compared to $38.6 million in 2013. The increase in tax is primarily related to higher net income before taxes in 2014, which increased to $436.9 million from $86.6 million in 2013. The majority of the increase in net income came from our Canadian operations and related to non-cash mark-to-market gains on our commodity derivatives which resulted in an increase to our deferred tax expense.

22      ENERPLUS 2015 FINANCIAL SUMMARY

Our estimated tax pools at December 31, 2015 are as follows:

Pool Type ($ millions)	2015

Canada
Canadian development expenditures ("CDE")	$213
Canadian exploration expenditures ("CEE")	235
Undepreciated capital costs ("UCC")	236
Non-capital losses and other credits	376

$1,060

U.S.
Alternative minimum tax credit ("AMT")	$117
Net operating losses	748
Depletable and depreciable assets	1,558

$2,423

Total tax pools and credits	$3,483

Capital losses	$1,171

Capital losses reflect the balance of unused capital losses available for carry-forward in Canada. These capital losses have an indefinite carry-forward period however can only be used to offset capital gains. We do not anticipate future capital gains that will allow us to utilize the capital losses. Therefore, a full valuation allowance has been applied to the deferred tax asset in respect of these capital losses.

LIQUIDITY AND CAPITAL RESOURCES

There are numerous factors that influence how we assess our liquidity and leverage including commodity price cycles, capital spending levels, acquisition and divestment plans, hedging and dividend levels. We also assess our leverage relative to our most restrictive debt covenant, which is a senior debt to EBITDA threshold of 3.5x for a period of up to six months, after which it drops to 3.0x. At December 31, 2015, our senior debt to EBITDA ratio was 2.2x and our Debt to Funds Flow Ratio was 2.5x. Although it is not included in our debt covenants, the Debt to Funds Flow Ratio is often used by investors and analysts to evaluate our liquidity.

Despite a decrease in our oil and gas sales revenue due to the ongoing low commodity prices, we have continued to maintain our financial flexibility through an ongoing focus on cost efficiencies, the success of our non-core asset divestment program, disciplined capital spending and a reduction in dividends. We reported net acquisition and divestment proceeds of $277.1 million during 2015, compared to $185.1 million in 2014. We have reduced our monthly dividend to $0.01 per share, effective with our April payment, and expect to save approximately $95 million in 2016 compared to 2015 dividend levels. Our Adjusted Payout Ratio, which is calculated as cash dividends plus capital and office expenditures divided by Funds Flow, was 128% in 2015, compared to 118% in 2014. After adjusting for net acquisition and divestment proceeds, our Adjusted Payout Ratios for 2015 and 2014 decrease to 72% and 97%, respectively.

Subsequent to year end, we entered into two agreements to sell additional Canadian Deep Basin natural gas assets for proceeds of approximately $193.0 million. In January, we received proceeds of $183.0 million upon closing one transaction and we expect the second transaction to close during the first quarter of 2016. We used the proceeds to repay our outstanding bank debt and a portion of our outstanding senior notes to further improve our liquidity going into 2016. We expect the remaining proceeds to be directed towards our 2016 capital spending program. As a result of the divestments, we expect to record a gain of approximately $145 million during the first quarter of 2016, which will improve our EBITDA in 2016.

Our working capital deficiency, excluding cash and current deferred financial and tax balances, decreased to $104.0 million at December 31, 2015 from $260.5 million at December 31, 2014. We expect to finance our working capital deficit and our ongoing working capital requirements through Funds Flow and our bank credit facility. In addition, we have sufficient liquidity to meet our financial commitments for the near term, as disclosed under "Commitments" below.

Total debt, net of cash, at December 31, 2015 was $1,216.2 million compared to $1,134.9 million at December 31, 2014. Total debt was comprised of $86.5 million of bank indebtedness and $1,137.1 million of senior notes less $7.5 million in cash. At December 31, 2015, we were approximately 11% drawn on our $800 million bank credit facility. The increase in our reported debt balance was due to the impact of a weakening Canadian dollar on our U.S. dollar denominated senior notes. During 2015, we repaid US$50.8 million and CDN$40 million on the final maturities of our US$54 million, US$40 million and CDN$40 million senior notes. We have no additional scheduled debt repayments until June of 2017, with remaining maturities extending to 2026. As a result of the first quarter divestment proceeds along with our lowered capital spending and dividends, we expect to further reduce our debt levels during 2016.

ENERPLUS 2015 FINANCIAL SUMMARY      23

During the fourth quarter, we completed a one year extension of our senior, unsecured, covenant-based bank credit facility which now matures on October 31, 2018. As part of the extension, we reduced our bank credit facility to $800 million from $1 billion and increased our maximum Total Debt to Capitalization ratio to 55% from 50%. Our decision to decrease the facility balanced the need for sufficient liquidity to execute our business plan with the associated costs of maintaining a largely undrawn bank facility. We expect the renewed facility amount to provide more than sufficient liquidity to complete our 2016 capital spending plan and anticipate savings of approximately $1 million as a result of the decreased facility size. Drawn and undrawn fees on our bank credit facility range between 150 and 315 basis points over Bankers' Acceptance rates, with current drawn fees of 205 basis points. The bank credit facility ranks equally with our unsecured, covenant-based senior notes.

At December 31, 2015 we were in compliance with all covenants under our bank credit facility and outstanding senior notes. Based on our guidance price assumptions, we do not expect to exceed our Debt to EBITDA ratio during 2016. However, if the current commodity price levels persist, we would expect to begin negotiating covenant amendments with our lenders towards the end of 2016. If we exceed any of the covenants, we may be required to repay, refinance or renegotiate the terms of the debt. If we reach or exceed these covenant thresholds, there are a number of steps that may be taken to improve them, including asset divestments, a reduction to capital spending and equity issuances.

Our bank credit facility and senior note purchase agreements have been filed as material documents on our SEDAR profile at www.sedar.com.

The following table lists our financial covenants as at December 31, 2015:

Covenant Description		December 31, 2015

Bank Credit Facility:	Maximum Ratio
Senior Debt to EBITDA	3.5x	2.2x
Total Debt to EBITDA	4.0x	2.2x
Total Debt to Capitalization	55%	38%
Senior Notes:	Maximum Ratio
Senior Debt to EBITDA(1)	3.0x – 3.5x	2.2x
Maximum debt to consolidated present value of total proved reserves(2)	60%	54%
Minimum Ratio
EBITDA to Interest	4.0x	8.6x

Definitions

"Senior Debt" is calculated as the sum of drawn amounts on our bank credit facility, outstanding letters of credit and the principal amount of senior notes.

"EBITDA" is calculated as net income less interest, taxes, depletion, depreciation, amortization, accretion and non-cash gains and losses. EBITDA is calculated on a trailing twelve month basis and is adjusted for material acquisitions and divestments. EBITDA for the three months and the trailing twelve months ended December 31, 2015 were $118.8 million and $573.0 million, respectively.

"Total Debt" is calculated as the sum of Senior Debt plus subordinated debt. Enerplus currently does not have any subordinated debt.

"Capitalization" is calculated as the sum of total debt and shareholder's equity plus a $1.1 billion adjustment related to our adoption of U.S. GAAP.

Footnotes

(1)
Senior Debt to EBITDA maximum ratio for the senior notes may increase to 3.5x for a period of 6 months, after which the ratio decreases to 3.0x.
(2)
Maximum debt to consolidated present value of total proved reserves is calculated annually on December 31 based on before tax reserves at forecast prices discounted at 10%.

Counterparty Credit

OIL AND NATURAL GAS SALES COUNTERPARTIES

Our oil and natural gas receivables are with customers in the oil and gas industry and are subject to normal credit risks. Concentration of credit risk is mitigated by marketing production to numerous purchasers under normal industry sale and payment terms. To date, we have not experienced any losses. A credit review process is in place to assess and monitor our counterparties' creditworthiness on a regular basis. This process involves reviewing and ratifying our corporate credit guidelines, assessing the credit ratings of our counterparties and setting exposure limits. When warranted, we obtain financial assurances such as letters of credit, parental guarantees or third party insurance to mitigate a portion of our credit risk. This process is utilized for both our oil and natural gas sales counterparties as well as our financial derivative counterparties.

FINANCIAL DERIVATIVE COUNTERPARTIES

We are exposed to credit risk in the event of non-performance by our financial counterparties regarding our derivative contracts. We mitigate this risk by entering into transactions with major financial institutions, the majority of which are members of our bank syndicate. We have International Swaps and Derivatives Association ("ISDA") agreements in place with the great majority of our financial counterparties. These

24      ENERPLUS 2015 FINANCIAL SUMMARY

agreements provide some credit protection by generally allowing parties to aggregate amounts owing to each other under all outstanding transactions and settle with a single net amount in the case of a credit event. To date we have not experienced any losses due to non-performance by our derivative counterparties. At December 31, 2015 we had $71.4 million in mark-to-market assets offset by $7.3 million of mark-to-market liabilities resulting in a net asset position of $64.1 million. The majority of our outstanding derivative contracts are with financial institutions which are members of our bank syndicate. All of our derivative counterparties are considered investment grade.

Dividends

($ millions, except per share amounts)	2015	2014	2013

Cash dividends	$132.0	$199.3	$170.7
Stock dividend plan	–	21.8	46.2

Total dividends to shareholders	$132.0	$221.1	$216.9

Per weighted average share (Basic)	$0.64	$1.08	$1.08

We reported total dividends of $132.0 million or $0.64 per share to our shareholders in 2015. During 2014 and 2013 we reported total dividends of $221.1 million or $1.08 per share and $216.9 million or $1.08 per share, respectively.

Cash dividends for 2015 represented approximately 27% of Funds Flow compared to approximately 23% for 2014 and 2013. In September 2014 we elected to suspend our stock dividend plan, thereby eliminating any dilution resulting from issuing shares as part of our dividend plan.

To provide additional financial flexibility and to better balance Funds Flow with capital and dividends, we are reducing our monthly dividend to $0.01 per share, effective with our April payment. We reduced our monthly dividend twice during 2015, from $0.09 per share to $0.05 per share in April, followed by a reduction to $0.03 per share in December. Compared to total 2015 dividends paid, we expect to save approximately $95 million in 2016 as a result of the overall reduction to $0.01 per share. The dividend is an important part of our strategy to create shareholder value; however, a sustained low price environment may impact our ability to pay dividends. We will continue to monitor commodity prices and economic conditions and are prepared to make adjustments as necessary.

Shareholders' Capital

	2015	2014	2013

Share capital ($ millions)	$3,133.5	$3,120.0	$3,061.8
Common shares outstanding (thousands)	206,539	205,732	202,758
Weighted average shares outstanding – basic (thousands)	206,205	204,510	200,567
Weighted average shares outstanding – diluted (thousands)	206,205	207,424	201,404

During 2015, a total of 807,000 shares (2014 – 2,974,000; 2013 – 4,074,000) and $13.3 million of additional equity (2014 – $53.2 million; 2013 – $61.0 million) was issued pursuant to the stock option plan, the treasury-settled LTI plans and treasury-settled terminations. For further details see Note 14 to the Financial Statements.

At February 18, 2016 we had 206,539,459 shares outstanding.

ENERPLUS 2015 FINANCIAL SUMMARY      25

Commitments

As at December 31, 2015 we had the following minimum annual commitments:

		Minimum Annual Commitment Each Year					Total Committed
($ millions)	Total	2016	2017	2018	2019	2020	after 2020

Bank credit facility	$86.5	$–	$–	$86.5	$–	$–	$–
Senior notes(1)	1,137.1	–	62.3	62.3	92.2	160.5	759.8
Transportation commitments	189.6	39.5	30.3	16.0	14.2	13.1	76.5
Processing commitments	58.0	12.4	12.0	10.6	10.5	1.7	10.8
Drilling and completions	8.5	6.6	1.9	–	–	–	–
Office leases	103.2	11.6	11.8	11.7	10.3	10.8	47.0

Total commitments(2)(3)	$1,582.9	$70.1	$118.3	$187.1	$127.2	$186.1	$894.1

(1)
Interest payments have not been included. Subsequent to December 31, 2015, we repaid US$57 million of our senior notes.
(2)
US$ commitments have been converted to CDN$ using the December 31, 2015 foreign exchange rate of 1.3840 US/CDN.
(3)
Crown and surface royalties, production taxes, lease rentals, and mineral taxes (hydrocarbon production rights) have not been included as amounts paid depend on future ownership, production, prices and the legislative environment.

We have various firm sales and transportation contracts in place for an average of 13,000 bbls/day of our U.S. oil production through 2016. In addition, we have contracted firm capacity of 5,000 bbls/day for five years on the Enbridge Sandpiper crude oil pipeline project with an expected in-service date of 2019, pending regulatory approvals. In Canada, we have various firm transportation agreements for approximately 500 BOE/day of our crude oil and liquids production in 2016, increasing to an average of approximately 900 BOE/day from 2017 to 2027.

We have firm sales contracts for up to 65,000 Mcf/day in our Marcellus producing region through 2026. We also have firm transportation agreements in place for approximately 36,000 Mcf/day which expire between 2020 and 2033. We have also entered into a binding contract for five years of firm transportation capacity for 30,000 Mcf/day on the PennEast pipeline project. This project is currently pending regulatory approval with an expected in-service date of 2018.

Our Canadian office lease is committed to 2024 and our U.S. office lease expires in 2019. Annual costs of these lease commitments include rent and operating fees. Our commitments, contingencies and guarantees are more fully described in Note 16 to the Financial Statements.

Subsequent to December 31, 2015, we entered into a binding contract for interstate pipeline capacity on the Tennessee Gas Pipeline from our Marcellus producing region to downstream connections. Effective August 1, 2016, we are committed to a US$0.63/Mcf demand toll for 30,000 Mcf/day of natural gas for 11 years, reducing to 15,000 Mcf/day for an additional 9 years, with a total estimated transportation commitment of $148.3 million extending to 2036.

26      ENERPLUS 2015 FINANCIAL SUMMARY

SELECTED ANNUAL CANADIAN AND U.S. FINANCIAL RESULTS

	Year ended December 31, 2015			Year ended December 31, 2014
(millions, except per unit amounts)	Canada	U.S.	Total	Canada	U.S.	Total

Average Daily Production Volumes(1)
Crude oil (bbls/day)	15,165	26,474	41,639	16,667	23,541	40,208
Natural gas liquids (bbls/day)	1,997	2,766	4,763	2,477	1,088	3,565
Natural gas (Mcf/day)	136,924	223,809	360,733	150,930	205,212	356,142

Total average daily production (BOE/day)	39,983	66,541	106,524	44,299	58,831	103,130

Pricing(2)
Crude oil (per bbl)	$45.28	$50.23	$48.43	$83.53	$88.22	$86.28
Natural gas liquids (per bbl)	29.41	9.88	18.06	55.55	43.01	51.72
Natural gas (per Mcf)	2.83	1.74	2.15	4.49	3.54	3.94
Capital Expenditures
Capital spending	$157.7	$335.7	$493.4	$308.3	$502.7	$811.0
Acquisitions	3.6	5.9	9.5	2.0	16.5	18.5
Divestments	(198.9)	(87.7)	(286.6)	(154.6)	(49.0)	(203.6)
Netback(3) Before Hedging
Oil and natural gas sales	$414.4	$638.0	$1,052.4	$807.9	$1,041.4	$1,849.3
Royalties	(44.8)	(123.2)	(168.0)	(118.8)	(204.3)	(323.1)
Production taxes	(5.5)	(45.4)	(50.9)	(9.2)	(72.3)	(81.5)
Cash operating expenses	(216.7)	(123.4)	(340.1)	(252.9)	(94.4)	(347.3)
Transportation costs	(22.6)	(92.1)	(114.7)	(24.6)	(76.6)	(101.2)

Netback before hedging	$124.8	$253.9	$378.7	$402.4	$593.8	$996.2

Other Expenses
Commodity derivative instruments loss/(gain)	$(142.7)	$–	$(142.7)	$(234.4)	$–	$(234.4)
General and administrative expense(4)	77.0	26.9	103.9	79.1	25.9	105.0
Current income tax expense/(recovery)	(0.8)	(16.1)	(16.9)	(0.5)	5.5	5.0

(1)
Company interest volumes.
(2)
Before transportation costs, royalties and the effects of commodity derivative instruments.
(3)
See "Non-GAAP Measures" section in this MD&A.
(4)
Includes share-based compensation.

THREE YEAR SUMMARY OF KEY MEASURES

($ millions, except per share amounts)	2015	2014	2013

Oil and natural gas sales, net of royalties	$884.4	$1,526.2	$1,352.5
Net income/(loss)	(1,523.4)	299.1	48.0
Per share (Basic)	(7.39)	1.46	0.24
Per share (Diluted)	(7.39)	1.44	0.24
Funds Flow	493.1	859.0	754.2
Cash and stock dividends(1)	132.0	221.1	216.9
Per share (Basic)(1)	0.64	1.08	1.08
Total assets	2,581.2	4,031.5	3,681.8
Long-term debt, net of cash(2)	1,216.2	1,134.9	1,022.3

(1)
Calculated based on dividends paid or payable. Cash and stock dividends to shareholders per share may not correspond to actual dividends as a result of using the annual weighted average shares outstanding.
(2)
Including current portion of long-term debt.

Oil and natural gas sales, net income and Funds Flow decreased during 2015 due to the sustained weakness in commodity prices, which was somewhat offset by production growth. Funds Flow benefited from realized cash gains on our commodity hedges, which increased to

ENERPLUS 2015 FINANCIAL SUMMARY      27

$287.7 million in 2015 compared to $3.5 million in 2014. A net loss was realized in 2015 primarily as a result of non-cash asset impairment charges of $1,352.4 million and a non-cash valuation allowance on our deferred income tax asset of $443.7 million, along with lower oil and natural gas sales revenue and a $91.7 million decrease in total gains on commodity hedges.

Oil and natural gas sales, net income and Funds Flow increased during 2014 due to increased production volumes and higher overall realized prices. Net income also increased as a result of cash and non-cash hedging gains, which totaled $234.4 million in 2014, compared to losses of $41.9 million in 2013.

QUARTERLY FINANCIAL INFORMATION

	Oil and Natural Gas Sales, Net of	Net	Net Income/(Loss) Per Share
($ millions, except per share amounts)	Royalties	Income/(Loss)	Basic	Diluted

2015
Fourth Quarter	$199.4	$(625.0)	$(3.03)	$(3.03)
Third Quarter	228.3	(292.7)	(1.42)	(1.42)
Second Quarter	251.7	(312.5)	(1.52)	(1.52)
First Quarter	205.0	(293.2)	(1.42)	(1.42)

Total 2015	$884.4	$(1,523.4)	$(7.39)	$(7.39)

2014
Fourth Quarter	$325.3	$151.7	$0.74	$0.73
Third Quarter	378.3	67.4	0.33	0.32
Second Quarter	414.9	40.0	0.20	0.19
First Quarter	407.7	40.0	0.20	0.19

Total 2014	$1,526.2	$299.1	$1.46	$1.44

Oil and natural gas sales, net of royalties, generally increased until the third quarter of 2014 when realized commodity prices began to steadily decline.

Net losses reported in 2015 are primarily due to asset impairments related to the decrease in the trailing twelve month average commodity prices, along with reduced oil and natural gas sales revenue. We did not record any asset impairments in 2014. Net income increased in the fourth quarter of 2014 as a result of significant non-cash commodity hedging gains offsetting the decrease in oil and natural gas sales.

ENVIRONMENT

We strive to carry out our activities and operations in compliance with all applicable regulations and best industry practices. Our operations are subject to laws and regulations concerning pollution, protection of the environment and the handling of hazardous materials and waste. We set corporate targets and mandates to improve environmental performance and execute environmental initiatives to become more energy efficient and to reduce, reuse and recycle water and minimize waste.

Our Safety and Social Responsibility ("S&SR") Committee of our Board of Directors' is responsible for review of the S&SR Policy, performance and continuous improvement of the S&SR management system to ensure that our activities are planned and executed in a safe and responsible manner and to ensure that we have adequate systems to support ongoing compliance. We may be subject to environmental and other costs resulting from unknown and unforeseeable environmental impacts arising from our operations and extreme weather events. There are inherent risks of spills and pipeline leaks at our operating sites and clean-up costs may be significant. However, we have active site inspection, corrosion risk management and asset integrity management programs to help minimize this risk. In addition, we carry environmental insurance to help mitigate the cost of releases should they occur.

We intend to continue to improve energy efficiencies and proactively manage our greenhouse gas emissions in compliance with applicable government regulations.

We use the hydraulic fracturing process in our operations. Government and regulatory agencies continue to frame regulations related to this process. We believe we are in compliance with all current government regulations and industry best practices in the U.S. and Canada. Although

28      ENERPLUS 2015 FINANCIAL SUMMARY

we proactively mitigate perceived risks involved in the hydraulic fracturing process, increased capital and operating costs may be incurred if regulations in Canada or the United States impose more stringent compliance requirements surrounding hydraulic fracturing.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with U.S. GAAP requires management to make certain judgments and estimates. Due to the timing of when activities occur compared to the reporting of those activities, management must estimate and accrue operating results and capital spending. Changes in these judgments and estimates could have a material impact on our financial results and financial condition.

Reserves

The process of estimating reserves is critical to several accounting estimates. It requires significant judgments based on available geological, geophysical, engineering and economic data. These estimates may change substantially as data from ongoing development and production activities becomes available, and as economic conditions impacting oil and natural gas prices, operating costs and royalty burdens change. Reserves estimates impact net income through depletion, the determination of asset retirement obligation and the application of impairment tests. Revisions or changes in reserves estimates can have either a positive or a negative impact on net income.

Asset Impairment

Ceiling Test

Under the full cost method of accounting for Property, Plant and Equipment, we are subject to quarterly calculations of a ceiling or limitation on the amount of our oil and natural gas properties that can be capitalized on our balance sheet. If the net capitalized costs of our oil and natural gas properties exceed the cost centre ceiling, we are subject to a ceiling test write-down to the extent of such excess. These write-downs reduce net income and impact shareholders' equity in the period of occurrence and result in lower depletion expense in future periods. The volume and discounted present value of our proved reserves is a major component of the ceiling calculation and represents the component that requires the most subjective judgments. However, the associated prices of oil and natural gas that are used to calculate the discounted present value of the reserves do not require judgment. The ceiling calculation dictates that we use the unweighted arithmetic average price of oil and natural gas as of the first day of each month for the 12-month period ending at the balance sheet date. If average oil and natural gas prices decline, or if we have downward revisions to our estimated proved reserves, it is possible that further write-downs of our oil and natural gas properties could occur in the future. Under U.S. GAAP impairments are not reversed in future periods.

Goodwill

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is assessed for impairment at least annually at December 31. Goodwill and all other assets and liabilities are allocated to reporting units. To assess impairment, the carrying amount of each reporting unit is determined and compared to the fair value of the reporting unit. If the carrying amount of the reporting unit is higher than its related fair value then goodwill is written down to the reporting unit's implied fair value of goodwill. The fair value used in the impairment test is based on estimates of discounted future cash flows which involve assumptions of natural gas and liquids reserves, including commodity prices, future costs and discount rates.

Income Taxes

Management makes certain estimates in calculating deferred tax assets and liabilities, as well as income tax expense. These estimates often involve judgment regarding differences in the timing and recognition of revenue and expense for tax and financial reporting purposes as well as the tax basis of our assets and liabilities at the balance sheet date before tax returns are completed. Additionally, we must assess the likelihood we will be able to recover or utilize our deferred tax assets. We must record a valuation allowance against a deferred tax asset where all or a portion of that asset is not expected to be realized. In evaluating whether a valuation allowance should be applied, we consider evidence such as future taxable income, among other factors, both positive and negative. That determination involves numerous judgments and assumptions and includes estimating factors such as commodity prices, production and other operating conditions. If any of those factors, assumptions or judgements changes, the deferred tax asset could change, and in particular decrease in a period where we determine it is more likely than not that the asset will not be realized.

ENERPLUS 2015 FINANCIAL SUMMARY      29

Asset Retirement Obligation

Management calculates the asset retirement obligation based on estimated costs to abandon and reclaim its net ownership interest in all wells and facilities and the estimated timing of the costs to be incurred in future periods. The fair value estimate is capitalized to PP&E as part of the cost of the related asset and depleted over its useful life. There are uncertainties related to asset retirement obligations and the impact on the financial statements could be material as the eventual timing and costs for the obligations could differ from our estimates. Factors that could cause our estimates to differ include any changes to laws or regulations, reserves estimates, costs and technology.

Business Combinations

Management makes various assumptions in determining the fair value of any acquired company's assets and liabilities in a business combination. The most significant assumptions and judgments made relate to the estimation of the fair value of the oil and gas properties. To determine the fair value of these properties, we, and independent evaluators, estimate oil and gas reserves and future prices of crude oil and natural gas.

Derivative Financial Instruments

We utilize derivative financial instruments to manage our exposure to market risks relating to commodity prices, foreign currency exchange rates and interest rates. Fair values of derivative contracts fluctuate depending on the underlying estimate of future commodity prices, foreign currency exchange rates, interest rates and counterparty credit risk.

RECENT U.S. GAAP ACCOUNTING AND RELATED PRONOUNCEMENTS

Refer to Note 2(n) in our Financial Statements for a detailed listing of Standards and Interpretations that were issued but not yet effective at December 31, 2015.

RISK FACTORS AND RISK MANAGEMENT

Commodity Price Risk

Our operating results and financial condition are dependent on the prices we receive for our crude oil, natural gas liquids, and natural gas production. These prices have fluctuated widely in response to a variety of factors including global and domestic supply and demand of crude oil, natural gas and NGLs, weather conditions, the price of imported oil and liquefied natural gas, the production and storage levels of North American natural gas, natural gas liquids and crude oil, political stability, transportation facilities, availability of processing, fractionation and refining facilities, the price and availability of alternative fuels and government regulations.

Any further decline in crude oil or natural gas prices may have a material adverse effect on our operations, financial condition, borrowing ability, levels of reserves and resources and the level of expenditures for the development of our oil and natural gas reserves or resources. Certain oil or natural gas wells may become or remain uneconomic to produce if commodity prices are low, thereby impacting our production volumes, or our desire to market our production in unsatisfactory market conditions. Furthermore, we may be subject to the decisions of third party operators who, independently and using different economic parameters, may decide to curtail production.

We may use financial derivative instruments and other hedging mechanisms to help limit the adverse effects of natural gas and crude oil price volatility. However, we do not hedge all of our production and expect there will always be a portion that remains unhedged. Historically, we have seldom hedged prices more than 24 months in advance. Furthermore, we may use financial derivative instruments that offer only limited protection within selected price ranges. To the extent price exposure is hedged, we may forego the benefits that would otherwise be experienced if commodity prices increase. At February 3, 2016, approximately 36% of our 2016 forecasted net crude oil production is hedged and approximately 28% of our forecasted net natural gas production is hedged at price levels disclosed in the "Price Risk Management" section above. To date, we have no hedges on our forecasted production for 2017, exposing substantially all of our earnings to commodity price volatility. Refer to the "Price Risk Management" section for further details on our price risk management program.

Debt covenants may be exceeded with no ability to negotiate covenant relief

Further declines in oil and natural gas prices or continued weakness in prices may result in a significant reduction in earnings or cash flow, which could lead us to increase drawn amounts under the bank credit facility in order to carry out our operations and fulfill our obligations. Significant reductions to cash flow, significant increases in drawn amounts under the bank credit facility or significant reductions to proved reserves may result in a breach of our debt covenants. If a breach occurs, there is a risk that we may not be able to negotiate covenant relief with one or more of our lenders. Failure to comply with debt covenants or negotiate relief may result in our indebtedness under the bank credit facility and senior note agreements becoming immediately due and payable, which may have a material adverse effect on our operations and financial condition.

30      ENERPLUS 2015 FINANCIAL SUMMARY

Risk of Curtailments in Production

Should we be required to curtail or shut-in production as a result of low commodity prices, environmental regulation or third party operational practices, it could result in a reduction to cash flow and production levels, among other things. In addition, curtailments or shut-ins may cause damage to the reservoir that may prevent us from achieving production and operating levels that were in place prior to the curtailment or shutting-in of the reservoir and may result in additional operating and capital costs for the well to achieve prior production levels.

Risk of Impairment of Oil and Gas Assets

Under U.S. GAAP, the net capitalized cost of oil and gas properties, net of deferred income taxes, is limited to the present value of after-tax future net revenue from proved reserves, discounted at 10%, and based on the unweighted average of the closing prices for the applicable commodity on the first day of the twelve months preceding the issuer's fiscal year-end. The amount by which the net capitalized costs exceed the discounted value will be charged to net income. While these write-downs would not affect cash flow, the charge to earnings may be viewed unfavourably in the market. Based on the use of the twelve month average trailing benchmark prices, there is an increased risk of further impairment on our oil and gas properties if commodity prices fail to recover during 2016. Any additional write-downs may lead to a breach of our Total Debt to Capitalization covenant under the bank credit facility, and we may not be able to renegotiate our covenants.

Oil and Gas Reserves and Resources Risk

The value of our company is based on, among other things, the underlying value of our oil and gas reserves and resources. Geological and operational risks along with product price forecasts can affect the quantity and quality of reserves and resources and the cost of ultimately recovering those reserves and resources. Lower crude oil, natural gas liquids, and natural gas prices along with lower development capital spending associated with certain projects may increase the risk of write-downs for our oil and gas property investments. Changes in reporting methodology as well as regulatory practices can result in reserves or resources write-downs.

Each year, independent reserves engineers evaluate the majority of our proved and probable reserves as well as evaluating or auditing the resources attributable to a significant portion of our undeveloped land. All reserves information, including our U.S. reserves, has been prepared in accordance with NI 51-101 standards. For U.S. GAAP accounting purposes our proved reserves are estimated to be technically the same as our proved reserves prepared under NI 51-101 and have been adjusted for the effects of SEC constant prices. Independent reserves evaluations have been conducted on approximately 84% of the total proved plus probable net present value (discounted at 10%) of our reserves at December 31, 2015. McDaniel & Associates Consultants Ltd. ("McDaniel") evaluated 45% of our Canadian reserves and reviewed the internal evaluation completed by Enerplus on the remaining portion. McDaniel also evaluated 100% of the reserves associated with our U.S. tight oil assets. Netherland, Sewell & Associates, Inc. (NSAI) evaluated 100% of our U.S. Marcellus shale gas assets.

The evaluations of contingent resources associated with our Wilrich and Fort Berthold assets were conducted by Enerplus and audited by McDaniel. NSAI evaluated our Marcellus shale gas contingent resources. The contingent resource assessments associated with a portion of our waterflood properties were completed internally by Enerplus' qualified reserves evaluators.

The Reserves Committee and the Board of Directors has reviewed and approved the reserves and resources reports of the independent evaluators.

Access to Capital Markets

Our access to capital has allowed us to fund a portion of our acquisitions and development capital program through issuance of equity and debt in past years. Continued access to capital is dependent on our ability to optimize our existing assets and to demonstrate the advantages of the acquisition or development program that we are financing at the time as well as investors' view of the oil and gas industry overall. We may not be able to access the capital markets in the future on terms favorable to us, or at all. Our continued access to capital markets is dependent on corporate performance and investor perception of future performance (both corporately and for the oil and gas sector in general).

We are required to assess our "foreign private issuer" status under U.S. securities laws on an annual basis. If we were to lose our status as a "foreign private issuer" under U.S. securities laws, we may have restricted access to capital markets for a period of time until the required approvals are in place from the U.S. Securities and Exchange Commission.

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Access to Transportation and Processing Capacity

Market access for crude oil, NGLs and natural gas production in Canada and the United States is dependent on our ability to obtain transportation capacity on third party pipelines and rail as well as access to processing facilities. Newer resource plays, such as the North Dakota Bakken and the Marcellus shale gas, generally experience a sharp production increase in the area which could exceed the existing capacity of the gathering, pipeline, processing or rail infrastructure. While third party pipelines, processors and independent rail operators generally expand capacity to meet market needs, there can be differences in timing between the growth of production and the growth of capacity. There are occasionally operational reasons for curtailing transportation and processing capacity. Accordingly, there can be periods where transportation and processing capacity is insufficient to accommodate all of the production from a given region, causing added expense and/or volume curtailments for all shippers. Our assets are concentrated in specific regions with varying levels of government that could limit or ban the shipping of commodities by truck, pipeline or rail. Additionally, the transportation of crude oil by rail may come under closer scrutiny by government regulatory agencies in Canada and the United States. As a result, there may be incremental costs associated with transporting crude oil by rail, and there is a risk that access to rail transport may be constrained, depending upon any changes made to existing rail transport regulations.

We continuously monitor this risk for both the short and longer term through dialogue and review with the third party pipelines and other market participants. Where available and commercially appropriate, given the production profile and commodity, we attempt to mitigate transportation and processing risk by contracting for firm pipeline or processing capacity or using other means of transportation, including rail and truck. We maintain a diverse mix of pipeline, rail and trucking transportation options within our portfolio.

Access to Field Services

Our ability to drill, complete and tie-in wells in a timely manner may be impacted by our access to service providers and supplies. Activity levels in a given area may limit our access to these resources, restricting our ability to execute our capital plans in a timely manner. In addition, field service costs are influenced by market conditions and therefore can become cost prohibitive.

Although we have entered into service contracts for a portion of field services that will secure some of our drilling and fracturing services into 2016, access to field services and supplies in other areas of our business will continue to be subject to market availability.

Title Defects or Litigation

Unforeseen title defects or litigation may result in a loss of entitlement to production, reserves and resources.

Although we conduct title reviews prior to the purchase of assets these reviews do not guarantee that an unforeseen defect in the chain of title will not arise. We maintain good working relationships with our industry partners; however disputes may arise from time to time with respect to ownership of rights of certain properties or resources.

Regulatory Risk & Greenhouse Gas Emissions

Government royalties, environmental laws and regulatory requirements can have a significant financial and operational impact on us. As an oil and gas producer, we operate under federal, provincial, state and municipal legislation and regulation that govern such matters as royalties, land tenure, prices, production rates, various environmental protection controls, well and facility design and operation, income, and the exportation of crude oil, natural gas and other products. We may be required to apply for regulatory approvals in the ordinary course of business. To the extent that we fail to comply with applicable government regulations or regulatory approvals, we may be subject to fines, enforcement proceedings and the restriction or complete revocation of rights to conduct our business.

Government regulations may be changed from time to time in response to economic or political conditions. Additionally, our entry into new jurisdictions or adoption of new technology may attract additional regulatory oversight which could result in higher costs or require changes to proposed operations. Canadian and U.S. governments have enhanced their oversight and reporting obligations associated with fracturing procedures and increased their scrutiny of the usage and disposal of chemicals and water used in fracturing procedures. Additionally, various levels of Canadian and U.S. governments are considering or have implemented legislation to reduce emissions of greenhouse gases, including volatile organic compounds ("VOC"), and methane gas emissions. Specifically, the Province of Alberta has instituted the Climate Change and Emissions Management Act, which, starting in 2023, sets a carbon tax of $30 per tonne of carbon dioxide equivalent emissions that occur from

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our Alberta operations. The Province of Alberta has also established a 45% reduction goal for methane gas emissions for our Alberta operations by 2025. The Act will likely increase electrical use costs for our Alberta operations as a carbon tax for electrical use comes into effect in 2017.

The exercise of discretion by governmental authorities under existing regulations, the implementation of new regulations or the modification of existing regulations could negatively impact the development of oil and gas properties and assets, reduce demand for crude oil and natural gas or impose increased costs on oil and gas companies including taxes, fees or other penalties.

Although we have no control over these regulatory risks, we continuously monitor changes in these areas by participating in industry organizations, conferences, exchanging information with third party experts and employing qualified individuals to assess the impact of such changes on our financial and operating results.

Specifically with respect to regulations for the reduction of greenhouse gas emissions, the Canadian federal government continues to seek alignment for the regulations to be issued in Canada with those of the United States. Accordingly, while we continue to prepare to meet the potential requirements, the actual cost impact and its materiality to our business remains uncertain on a federal level.

Health, Safety and Environmental Risk

Health, safety and environmental risks impact our workforce and operating costs and result in the enhancement of our business practices and standards. Certain government and regulatory agencies in Canada and the United States have begun investigating the potential risks associated with hydraulic fracturing including the risk of induced seismicity with the injection of fluid into any reservoir. We expect regulatory frameworks will be amended or continue to emerge in this regard. Although Enerplus proactively mitigates perceived risks involved in the hydraulic fracturing process, increased capital and operating costs may be incurred if regulations in Canada or the United States impose more stringent compliance requirements surrounding hydraulic fracturing. The impact of such changes on our business could increase our cost of compliance and the risk of litigation and environmental liability.

Enerplus has an S&SR department that develops standards and systems to manage health, safety and environmental risks, and regulatory compliance for the organization. The actions of the S&SR Department are driven in part by a steering committee which is comprised of executives and senior management. All S&SR risks are reviewed regularly by the S&SR committee which is comprised of members of the Board of Directors. We have insurance to cover a portion of its property losses, liability and business interruption. At present, we believe we are, and expect to continue to be, in compliance with all material applicable environmental laws and regulations and have included appropriate amounts in our capital expenditure budget to continue to meet our ongoing environmental obligations.

Production Replacement Risk

Oil and natural gas reserves naturally deplete as they are produced over time. Our ability to replace production depends on our success in acquiring new land, reserves and/or resources and developing existing reserves and resources. Acquisitions of oil and gas assets will depend on our assessment of value at the time of acquisition and ability to secure the acquisitions generally through a competitive bid process.

Acquisitions and our development capital program are subject to investment guidelines, due diligence and review. Major acquisitions and our annual capital development budget are approved by the Board of Directors and where appropriate, independent reserve engineer evaluations are obtained.

Counterparty and Joint Venture Credit Exposure

We are subject to the risk that the counterparties to our risk management contracts, marketing arrangements and operating agreements and other suppliers of products and services may default on their obligations as a result of liquidity requirements or insolvency. Low oil and natural gas prices increase the risk of bad debts related to our joint venture and industry partners. A failure of our counterparties to perform their financial or operational obligations may adversely affect our operations and financial position.

A credit review process is in place to assess and monitor our counterparties' credit worthiness on a regular basis. This includes reviewing and ratifying our corporate credit guidelines, assessing the credit ratings of our counterparties and setting exposure limits. When warranted we attempt to obtain financial assurances such as letters of credit, parental guarantees, or third party insurance to mitigate our counterparty risk. In addition, we monitor our receivables against a watch list of publicly traded companies that have high debt-to-cash flow ratios or fully drawn

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bank facilities and, where possible, take our production in kind rather than relying on third party operators. In certain instances we may be able to aggregate all amounts owing to each other and settle with a single net amount.

See the "Liquidity and Capital Resources" section for further information.

Foreign Currency Exposure

We have exposure to fluctuations in foreign currency as most of our senior notes are denominated in U.S. dollars. Our U.S. operations are directly exposed to fluctuations in the U.S. dollar when translated to our Canadian dollar denominated financial statements. We also have indirect exposure to fluctuations in foreign currency as our crude oil sales and a portion of our natural gas sales are based on U.S. dollar indices. Our oil and gas revenues are positively impacted when the Canadian dollar weakens relative to the U.S. dollar. However our U.S. capital spending, transportation and operating costs, interest expense and debt repayments are negatively impacted with a weak Canadian dollar.

Currently, we do not have any foreign exchange contracts in place to hedge our foreign exchange exposure. However, we continue to monitor fluctuations in foreign exchange and the impact on our operations.

Interest Rate Exposure

We have exposure to movements in interest rates and credit markets as changing interest rates affect our borrowing costs and value of investments such as our shares as well as other equity investments.

We monitor the interest rate forward market and have fixed the interest rate on approximately 93% of our debt through our senior notes.

Changes in Income Tax and Other Laws

Income tax, other laws or government incentive programs relating to the oil and gas industry may be changed in a manner that adversely affects us or our security holders. Canadian, U.S. and foreign tax authorities may interpret applicable tax laws, tax treaties or administrative positions differently than we do or may disagree with how we calculate our income for tax purposes in a manner which is detrimental to us and our security holders.

We monitor developments with respect to pending legal changes and work with the industry and professional groups to ensure that our concerns with any changes are made known to various government agencies. We obtain confirmation from independent legal counsel and advisors with respect to the interpretation and reporting of material transactions.

Funds Flow Sensitivity

The sensitivities below reflect all commodity contracts listed in Note 15 to the Financial Statements and are based on forward markets as at February 3, 2016. To the extent crude oil and natural gas prices change significantly from current levels, the sensitivities will no longer be relevant.

Sensitivity Table	Estimated Effect on 2016 Funds Flow per Share(1)

Change of $0.50 per Mcf in the price of NYMEX natural gas	$0.20
Change of US$5.00 per barrel in the price of WTI crude oil	$0.35
Change of 1,000 BOE/day in production	$0.01
Change of $0.01 in the US/CDN exchange rate	$0.01
Change of 1% in interest rate	$0.00

(1)
Assumes 206.5 million weighted average shares outstanding.

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2016 GUIDANCE

A summary of our 2016 guidance is below. This guidance includes the impact of the fourth quarter North Dakota and Canadian shallow gas sales, as well as the previously announced sale of Canadian Deep Basin natural gas properties subsequent to year end. No additional potential acquisitions or divestments have been included. This guidance is based on a WTI crude oil price of US$38.63/bbl, NYMEX natural gas price of US$2.43/Mcf, AECO natural gas price of $2.27/GJ and a US/CDN exchange rate of 1.40.

Summary of 2016 Expectations	Target

Capital spending	$200 million
Average annual production	90,000 – 94,000 BOE/day
Crude oil and natural gas liquids volumes	43,000 – 45,000 bbls/day
Average royalty and production tax rate (% of gross sales, before transportation)	23%
Operating expenses	$9.50/BOE
Transportation costs	$3.30/BOE
Cash G&A expenses	$2.10/BOE

INTERNAL CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures and internal controls over financial reporting as defined in Rule 13a – 15 under the U.S. Securities Exchange Act of 1934 and as defined in Canada under National Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of Enerplus Corporation have concluded that, as at December 31, 2015, our disclosure controls and procedures and internal control over financial reporting were effective. There were no changes in our internal control over financial reporting during the period beginning on October 1, 2015 and ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ADDITIONAL INFORMATION

Additional information relating to Enerplus, including our current Annual Information Form, is available under our profile on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and at www.enerplus.com.

FORWARD-LOOKING INFORMATION AND STATEMENTS

This MD&A contains certain forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking information"). The use of any of the words "expect", "anticipate", "continue", "estimate", "guidance", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "budget", "strategy" and similar expressions are intended to identify forward-looking information. In particular, but without limiting the foregoing, this MD&A contains forward-looking information pertaining to the following: expected 2016 average production volumes and the anticipated production mix; the proportion of our anticipated oil and gas production that is hedged and the effectiveness of such hedges in protecting our funds flow; the results from our drilling program and the timing of related production; oil and natural gas prices and differentials and our commodity risk management programs in 2016 and in the future; expectations regarding our realized oil and natural gas prices; future royalty rates on our production and future production taxes; anticipated cash and non-cash G&A, share-based compensation and financing expenses; operating and transportation costs; capital spending levels in 2016 and its impact on our production level and land holdings; potential future asset and goodwill impairments, as well as the relevant factors that may affect such impairments; the amount of our future abandonment and reclamation costs and asset retirement obligations; future environmental expenses; our future royalty and production and U.S. cash taxes; deferred income taxes, our tax pools and the time at which we may pay Canadian cash taxes; future debt and working capital levels and debt-to-funds-flow ratio and adjusted payout ratio, financial capacity, liquidity and capital resources to fund capital spending and working capital requirements; expectations regarding our ability to comply with debt covenants under our bank credit facility and outstanding senior notes and to negotiate relief if required; our future acquisitions and dispositions, expecting timing thereof and use of proceeds therefrom; and the amount of future cash dividends that we may pay to our shareholders.

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The forward-looking information contained in this MD&A reflects several material factors, expectations and assumptions including, without limitation: that we will conduct our operations and achieve results of operations as anticipated; that our development plans will achieve the expected results; that lack of adequate infrastructure will not result in curtailment of production and/or reduced realized prices; current commodity price, differentials and cost assumptions; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of our reserve and contingent resource volumes; the continued availability of adequate debt and/or equity financing and funds flow to fund our capital, operating and working capital requirements, and dividend payments as needed; the continued availability and sufficiency of our funds flow and availability under our bank credit facility to fund our working capital deficiency; our ability to negotiate debt covenant relief under our bank credit facility and outstanding senior notes if required; the availability of third party services; and the extent of our liabilities. In addition, our 2016 guidance contained in this MD&A is based on the following: a WTI price of $38.63/bbl, a NYMEX price of US$2.43/Mcf, an AECO price of $2.27/GJ and a US/CDN exchange rate of 1.40. We believe the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information included in this MD&A is not a guarantee of future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: continued low commodity prices environment or further decline of commodity prices; changes in realized prices of Enerplus' products; changes in the demand for or supply of our products; unanticipated operating results, results from our capital spending activities or production declines; curtailment of our production due to low realized prices or lack of adequate infrastructure; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in our capital plans or by third party operators of our properties; increased debt levels or debt service requirements; inability to comply with debt covenants under our bank credit facility and outstanding senior notes; inaccurate estimation of our oil and gas reserve and contingent resource volumes; limited, unfavourable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; reliance on industry partners and third party service providers; and certain other risks detailed from time to time in our public disclosure documents (including, without limitation, those risks and contingencies described under "Risk Factors and Risk Management" in this MD&A and in our other public filings).

The purpose of our funds flow sensitivity is to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes. The forward-looking information contained in this MD&A speaks only as of the date of this MD&A, and we do not assume any obligation to publicly update or revise such forward-looking information to reflect new events or circumstances, except as may be required pursuant to applicable laws.

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